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TABLE OF CONTENTS
PIONEER DRILLING COMPANY INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 9, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PIONEER DRILLING COMPANY (Exact name of registrant as specified in its charter)
Texas	1381	74-2088619
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
9310 Broadway, Bldg. I San Antonio, Texas 78217 Phone: (210) 828-7689 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Wm. Stacy Locke
President and Chief Executive Officer
Pioneer Drilling Company
9310 Broadway, Bldg. I
San Antonio, Texas 78217
Phone: (210) 828-7689
Fax: (210) 828-8228
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ted W. Paris, Esq. Baker Botts L.L.P. 3000 One Shell Plaza Houston, TX 77002-4995 Phone: (713) 229-1234 Fax: (713) 229-1522	Charles L. Strauss, Esq. Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, TX 77010 Phone: (713) 651-5151 Fax: (713) 651-5246

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.10 per share	9,869,320	$7.59	$74,908,138.80	$9,490.87

(1)
Includes 1,287,302 shares of Common Stock subject to an over-allotment option granted to the Underwriters.

(2)
Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant's Common Stock as reported on the American Stock Exchange on July 7, 2004.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 9, 2004

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

8,582,018 Shares

Common Stock

        We are offering 4,000,000 shares of our common stock and the selling shareholders identified on page 54 of this prospectus are offering a total of 4,582,018 shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

        The selling shareholders acquired the shares of common stock offered by this prospectus directly from us in private placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted to some of the selling shareholders. See "Selling Shareholders."

        Our common stock trades on The American Stock Exchange under the symbol "PDC." On July 8, 2004, the last reported sale price for our common stock was $7.56 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7 of this prospectus.

	Price to Public			Underwriting Discounts and Commissions			Proceeds to Pioneer Drilling Company (Before Expenses)			Proceeds to Selling Shareholders (Before Expenses)
Per Share	$	[	]	$	[	]	$	[	]	$	[	]
Total	$	[	]	$	[	]	$	[	]	$	[	]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Delivery of the shares of common stock is expected to be made on or about [             ], 2004. The underwriters have an option to purchase an additional 600,000 shares from us and an additional 687,302 shares from one of the selling shareholders, WEDGE Energy Services, L.L.C., to cover over-allotments of shares.

Jefferies & Company, Inc. Sole Book-Running Manager	Raymond James
Johnson Rice & Company L.L.C.	Sterne, Agee & Leach, Inc.

The date of this prospectus is [             ], 2004

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Capitalization
Selected Financial Data
Supplementary Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions
Selling Shareholders
Description of Capital Stock
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

        You should rely only on the information in this prospectus. We have not, and the selling shareholders and underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

i

PROSPECTUS SUMMARY

        This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. You should read the entire prospectus, including the risks of investing in our common stock discussed in the "Risk Factors" section and our consolidated financial statements and related notes, before making an investment decision with respect to this common stock offering. References in this prospectus to "we", "our", "us", "Pioneer" or similar terms mean Pioneer Drilling Company and its subsidiaries, unless the context indicates otherwise.

Our Business

        We provide contract land drilling services to independent and major oil and gas exploration and production companies. In addition to our drilling rigs, we provide the drilling crews and most of the ancillary equipment needed to operate our drilling rigs.

        We conduct our operations primarily in South, East and North Texas. During our fiscal year ended March 31, 2004, substantially all the wells we drilled for our customers were drilled in search of natural gas. Natural gas reserves are typically found in deep geological formations and generally require premium equipment and experienced crews to increase drilling success. In addition, the regions in which we operate are natural gas rich areas. Our rig fleet is capable of achieving the depths required to develop the natural gas reserves and our crews have significant operating experience in these regions.

        Over the past five years, we have significantly expanded our fleet of drilling rigs from six to a current fleet of 36 drilling rigs through acquisitions, construction of new rigs and the refurbishment of older rigs we owned or acquired. Currently, we have 15 rigs operating in South Texas, 17 rigs operating in East Texas and four rigs operating in North Texas. We own all the rigs in our fleet. The following table summarizes information relating to acquisitions in which we acquired rigs and related operations during the past five years:

Date	Acquisition	Market	Number of Rigs Acquired
September 1999	Howell Drilling, Inc.—Asset Purchase	South Texas	2
August 2000	Pioneer Drilling Co.—Stock Purchase	South Texas	4
March 2001	Mustang Drilling, Ltd.—Asset Purchase	East Texas	4
May 2002	United Drilling Company—Asset Purchase	South Texas	2
August 2003	Texas Interstate Drilling Company, L.P.—Asset Purchase	North Texas	2
March 2004	Sawyer Drilling & Service, Inc.—Asset Purchase	East Texas	7
March 2004	SEDCO Drilling Co., Ltd.—Asset Purchase	North Texas	1

During that same five-year period, we also added seven rigs to our fleet through construction of new rigs and construction of rigs from new and used components. In addition, in August 2003, we aquired a rig that had been operating in Trinidad and integrated it into our operations in Texas. As of July 8, 2004, we owned a fleet of 52 trucks and related transportation equipment used to transport our drilling rigs to and from drilling sites. By owning our own trucks, we reduce the cost of rig moves and the downtime between rig moves.

        We obtain our contracts for drilling oil and gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis. Contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is used. Under a turnkey contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts compared with daywork contracts. The following table presents, by type of contract, information about the total number of wells we completed for our customers during each of the last three fiscal years.

	Years Ended March 31,
	2004	2003	2002
Daywork	205	119	150
Turnkey	92	78	9
Footage	13	5	6

Total number of wells	310	202	165

Our Strategy

        Our goal is to continue to build on our strong market position and reputation as a quality contract drilling company in a way that enhances shareholder value. We intend to accomplish this goal by:

  •
  continuing to own and operate a high-quality fleet of land drilling rigs in active natural gas drilling markets;

  •
  fueling growth through the acquisition of high-quality rigs capable of drilling for natural gas reserves and capable of generating our targeted returns on investment;

  •
  positioning ourselves to maximize rig utilization and dayrates;

  •
  training and maintaining high quality, experienced crews capable of employing drilling techniques that are best suited to the regional subsurface geology; and

  •
  maintaining the recent improvements in our safety record.

Our Industry

        We operate in the United States contract land drilling services industry, providing products and services to oil and natural gas exploration and production companies engaged in the drilling for and production of oil and natural gas. Demand for our products and services depends primarily on our customers' willingness to spend capital on the exploration and development of natural gas. Our customers' capital spending decisions are driven by their perspectives on current and future natural gas prices, their access to capital and available opportunities.

        We believe capital spent on incremental natural gas production will be driven by an increase in hydrocarbon demand as well as shortages in supply of natural gas. The Energy Information Agency recently estimated that U.S. consumption of natural gas exceeded U.S. domestic productive capacity by 20% in 2002 and forecasts that U.S. consumption of natural gas will exceed U.S. domestic productive capacity by 28% by 2010. Most of this difference is expected to be driven by the growth in consumption by electric power generators, as a significant amount of natural gas-fired power generation capacity has been constructed within the last five years and older, less-efficient power generation capacity, not fired by natural gas, is expected to be decommissioned. In addition, a study published by the National Petroleum Council in September 2003 concluded from drilling and production data over the preceding 10 years that average "initial production rates from new wells have been sustained through the use of advanced technology; however, production declines from these initial rates have increased significantly; and recoverable volumes from new wells drilled in mature producing basins have declined over time.

Without the benefit of new drilling, indigenous supplies have reached a point at which U.S. production declines by 25% to 30% each year. Eighty percent of gas production in 10 years will be from wells yet to be drilled." We believe all of these factors tend to support a higher natural gas price environment, which should create strong incentives for oil and natural gas exploration and production companies to increase drilling activity in North America. Consequently, these factors may result in higher rig dayrates and rig utilization.

Recent Developments

        Private Placement of Common Stock.    On February 20, 2004, we sold 4,400,000 shares of our common stock at $5.40 per share in a private placement to various individuals and institutional investors, all of whom were accredited investors, for $23.8 million in proceeds, before related offering expenses. We subsequently filed a registration statement to register resales of those shares, and that registration statement became effective on June 22, 2004. We used $12 million of the proceeds to complete the acquisition of drilling assets from Sawyer Drilling & Service, Inc. and the remainder to purchase additional drilling equipment, trucking assets and for general corporate purposes.

        Sawyer Drilling Asset Acquisition.    On March 4, 2004, we completed the acquisition of the drilling assets of Sawyer Drilling & Service, Inc., based in Shreveport, Louisiana. We paid $12 million for a seven-rig drilling fleet and related yard equipment. The fleet consists of seven 700 to 1,200 horsepower mechanical rigs, capable of drilling to depths of 8,000 to 14,000 feet. These rigs are currently in service in East Texas.

        Our principal executive offices are located at 9310 Broadway, Bldg. I, San Antonio, Texas 78217 and our phone number at that address is (210) 828-7689. Our website can be found at www.pioneerdrlg.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered by Pioneer	4,000,000 shares (excluding up to 600,000 shares that may be issued by Pioneer upon exercise of the underwriters' over-allotment option).
Common stock offered by the selling shareholders	4,582,018 shares (excluding up to 687,302 shares that may be sold by one of the selling shareholders upon exercise of the underwriters' over-allotment option).
Common stock outstanding after the offering (1)	37,796,645 shares. If the underwriters exercise their over-allotment option in full, we will issue an additional 600,000 shares, which will result in 38,396,645 shares outstanding.
Use of proceeds
We intend to use our net proceeds from this offering to retire approximately $20 million of our indebtedness and to use any remaining amount for general corporate purposes, including the funding of working capital and capital expenditures. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. See "Use of Proceeds."
Conversion of 6.75% convertible subordinated debentures
The holders of the entire $28 million in aggregate principal amount of our 6.75% convertible subordinated debentures, WEDGE Energy Services, L.L.C. ("WEDGE") and William H. White, have agreed to convert the debentures in accordance with their terms into a total of 6,496,519 shares of our common stock immediately prior to the closing of this offering.
Dividend Policy
We have not paid or declared any dividends on any common stock and currently intend to retain earnings to fund our working capital needs and growth opportunities. Our current debt arrangements include provisions that generally prohibit us from paying dividends, other than dividends on our preferred stock. We currently have no preferred stock outstanding.
Risk Factors	Please read "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
American Stock Exchange Symbol	"PDC"

(1)
The numbers of shares of our common stock outstanding after the offering set forth above is based on 27,300,126 shares of common stock outstanding as of July 8, 2004 and includes (i) the shares to be sold by us in the offering, excluding 600,000 shares that we may sell upon exercise of the underwriters' over-allotment option, and (ii) the 6,496,519 shares of common stock issuable upon conversion of the $28 million in aggregate principal amount of our 6.75% convertible subordinated debentures due July 3, 2007, which the holders have agreed to convert immediately prior to the closing of this offering. The number of shares outstanding after the offering does not include an aggregate of 4,463,079 shares of common stock reserved for issuance under our equity compensation plans, of which 2,091,666 shares were subject to outstanding stock options as of July 8, 2004 at a weighted average exercise price of $3.29 per share.

Summary Financial Data

        The following table sets forth our summary financial data as of and for each of the years indicated and is derived from our audited consolidated financial statements. You should review this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and the consolidated financial statements and related notes this prospectus contains.

	Years Ended March 31,
	2004	2003	2002
	(In thousands, except per share amounts)
Consolidated Statements of Operations Information:
Contract drilling revenues	$107,876	$80,183	$68,627
Costs and expenses:
Contract drilling	88,504	70,823	46,145
Depreciation and amortization	16,161	11,960	8,426
General and administrative	2,773	2,233	2,855
Bad debt expense	—	110	—

Total operating costs and expenses	107,438	85,126	57,426

Income (loss) from operations	438	(4,943)	11,201

Other income (expense):
Interest expense	(2,808)	(2,699)	(1,617)
Interest income	102	94	81
Other	52	38	72
Gain on sale of securities	—	204	—

Total other income (expense)	(2,654)	(2,363)	(1,464)

Income (loss) before income taxes	(2,216)	(7,306)	9,737
Income tax (expense) benefit	426	2,220	(3,419)

Net earnings (loss)	(1,790)	(5,086)	6,318
Preferred stock dividend requirement	—	—	93

Net earnings (loss) applicable to common shareholders	$(1,790)	$(5,086)	$6,225

Earnings (loss) per common share—Basic	$(0.08)	$(0.31)	$0.41

Earnings (loss) per common share—Diluted	$(0.08)	$(0.31)	$0.35

Consolidated Cash Flow Information:
Net cash provided by operating activities	$4,865	$14,389	$11,045
Net cash provided by financing activities	22,800	34,130	18,767
Net cash used in investing activities	(42,302)	(32,899)	(26,922)
	March 31,
	2004	2003
	(In thousands)
Consolidated Balance Sheet Information:
Total current assets	$28,020	$31,472
Total assets	143,731	119,694
Total liabilities	72,895	72,022
Total shareholders' equity	70,836	47,672

	Years Ended March 31,
	2004	2003	2002
Other Information:
Revenue days by type of contract:
Daywork contracts	5,626	3,681	4,959
Turnkey contracts	2,827	2,619	289
Footage contracts	311	119	136

Total revenue days	8,764	6,419	5,384
Contract drilling revenue per revenue day	$12,309	$12,492	$12,747
Contract drilling cost per revenue day	10,099	11,033	8,571
Rig utilization rates	88%	79%	82%

RISK FACTORS

        Investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors as well as other information in this prospectus before making your investment decision. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Oil and Gas Industry

  We derive all our revenues from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and gas prices.

        As a provider of contract land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The oil and gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. Oil and gas prices, and market expectations of potential changes in those prices, significantly affect the levels of those activities. Worldwide political, economic and military events have contributed to oil and gas price volatility and are likely to continue to do so in the future. Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and gas prices or otherwise, can materially and adversely affect us in many ways by negatively impacting:

  •
  our revenues, cash flows and profitability;

  •
  the fair market value of our rig fleet;

  •
  our ability to maintain or increase our borrowing capacity;

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  our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

  •
  our ability to retain skilled rig personnel whom we would need in the event of an upturn in the demand for our services.

        Depending on the market prices of oil and gas, oil and gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and gas prices, including:

  •
  weather conditions in the United States and elsewhere;

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  economic conditions in the United States and elsewhere;

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  actions by OPEC, the Organization of Petroleum Exporting Countries;

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  political instability in the Middle East and other major oil and gas producing regions;

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  governmental regulations, both domestic and foreign;

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  domestic and foreign tax policy;

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  the pace adopted by foreign governments for the exploration, development and production of their national reserves;

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  the price of foreign imports of oil and gas;

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  the cost of exploring for, producing and delivering oil and gas;

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  the discovery rate of new oil and gas reserves;

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  the rate of decline of existing and new oil and gas reserves;

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  available pipeline and other oil and gas transportation capacity;

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  the ability of oil and gas companies to raise capital; and

  •
  the overall supply and demand for oil and gas.

Risks Relating to Our Business

  We have a history of losses and may experience losses in the future.

        We have a history of losses. We incurred net losses of $1.8 million, $5.1 million and $0.4 million in the fiscal years ended March 31, 2004, 2003 and 2000, respectively. Our profitability in the future will depend on many factors, but largely on utilization rates and dayrates for our drilling rigs. Our current utilization rates and dayrates may decline and we may experience losses in the future.

  Our acquisition strategy exposes us to various risks, including those relating to difficulties in integrating businesses, assets and personnel, the potential for increased leverage or debt service requirements and our ability to identify suitable acquisition opportunities.

        As a key component of our business strategy, we have pursued and intend to continue to pursue acquisitions of complementary assets and businesses. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect our operating results. The success of any completed acquisition will depend in part on our ability to integrate effectively the acquired business into our operations. The process of integrating an acquired business may involve unforeseen difficulties and may require a disproportionate amount of management attention and financial and other resources. Possible future acquisitions may be for purchase prices significantly higher than those we paid for recent acquisitions. Consequently, we may increase leverage beyond our historical levels to finance those acquisitions. We may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

  We operate in a highly competitive, fragmented industry in which price competition is intense.

        We encounter substantial competition from other drilling contractors. Our primary market areas of South, East and North Texas are highly fragmented and competitive. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

        The drilling contracts we compete for are usually awarded on the basis of competitive bids. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

  •
  the type and condition of each of the competing drilling rigs;

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  the mobility and efficiency of the rigs;

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  the quality of service and experience of the rig crews;

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  the safety records of the rigs;

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  the offering of ancillary services; and

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  the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

        While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the quality of service and experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services intensifies price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an over-supply of rigs can cause greater price competition.

        Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability and make any improvement in demand for drilling rigs short-lived.

  We face competition from many competitors with greater resources which may harm our ability to compete.

        Many of our competitors have greater financial, technical and other resources than we do. Their greater capabilities in these areas may enable them to:

  •
  better withstand industry downturns;

  •
  compete more effectively on the basis of price and technology;

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  retain skilled rig personnel; and

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  build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

  Unexpected cost overruns on our turnkey drilling jobs and our footage contracts could adversely affect our financial position and our results of operations.

        We have historically derived a significant portion of our revenues from turnkey drilling contracts and we expect that they will represent a significant component of our future revenues. The occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We provide technical expertise and engineering services, as well as most of the equipment and drilling supplies required to drill the well. We often subcontract for related services, such as the provision of casing crews, cementing and well logging. Under typical turnkey drilling arrangements, we do not receive progress payments and are paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under a turnkey drilling contract is substantially greater than for a well drilled on a daywork basis, because we must assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalations and personnel. Similar to our turnkey contracts, under a footage contract we assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract.

Although we attempt to obtain insurance coverage to reduce certain of the risks inherent in our turnkey and footage drilling operations, adequate coverage may be unavailable in the future and we might have to bear the full cost of such risks, which could have an adverse effect on our financial condition and results of operation.

  Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.

        Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

  •
  blowouts;

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  fires and explosions;

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  loss of well control;

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  collapse of the borehole;

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  lost or stuck drill strings; and

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  damage or loss from natural disasters.

        Any of these hazards can result in substantial liabilities or losses to us from, among other things:

  •
  suspension of drilling operations;

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  damage to, or destruction of, our property and equipment and that of others;

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  personal injury and loss of life;

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  damage to producing or potentially productive oil and gas formations through which we drill; and

  •
  environmental damage.

        We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance to support their indemnification obligations. Our insurance or indemnification arrangements may not adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may be unable to maintain adequate insurance in the future at rates we consider reasonable.

  We face increased exposure to operating difficulties because we focus on drilling for natural gas.

        We focus on obtaining drilling contracts from exploration and production companies in search of natural gas in East, North and South Texas. Drilling on land for natural gas generally occurs at deeper drilling depths than drilling for oil. Although deep-depth drilling exposes us to risks similar to risks encountered in shallow-depth drilling, the magnitude of the risk for deep-depth drilling is greater because of the higher costs and greater complexities involved in drilling deep wells. We generally do not insure risks related to operating difficulties other than blowouts. If we do not adequately insure the increased risk from blowouts or if our contractual indemnification rights are insufficient or unfulfilled, our profitability and other results of operation and our financial condition could be adversely affected in the event we encounter blowouts or other significant operating difficulties while drilling at deep depths.

  Our current focus on drilling for natural gas could place us at a competitive disadvantage if we changed our focus to drilling for oil.

        Our rig fleet consists of rigs capable of drilling on land at drilling depths of 8,000 to 18,000 feet because most of our contracts are with customers drilling in search of natural gas which generally occurs at deeper drilling depths than drilling in search of oil which often occurs at drilling depths less than 8,000 feet. Generally, deeper drilling depth rigs incur higher mobilization costs than shallower drilling depth rigs. If our focus shifts from drilling for customers in search of natural gas to drilling for customers in search of oil, the majority of our rig fleet would be disadvantaged in competing for new oil drilling projects as compared to competitors that primarily use shallower drilling depth rigs when drilling in search of oil.

  Our operations are subject to various laws and governmental regulations that could restrict our future operations and increase our operating costs.

        Many aspects of our operations are subject to various federal, state and local laws and governmental regulations, including laws and regulations governing:

  •
  environmental quality;

  •
  pollution control;

  •
  remediation of contamination;

  •
  preservation of natural resources; and

  •
  worker safety.

        Our operations are subject to stringent laws and regulations relating to containment, disposal and controlling the discharge of hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. In addition, our operations are often conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, gas, drilling fluids or contaminated water or for noncompliance with other aspects of applicable laws. We are also subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the Environmental Protection Agency "community right-to-know" regulations under Title III of the Federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens.

        Environmental laws and regulations are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and can impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. We may also be exposed to environmental or other liabilities originating from businesses and assets which we purchased from others. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

        In addition, our business depends on the demand for land drilling services from the oil and gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and gas industry generally, by changes in those laws and by changes in related administrative regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

  We could be adversely affected if shortages of equipment, supplies or personnel occur.

        From time to time there have been shortages of drilling equipment and supplies during periods of high demand which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could have a material adverse effect on our financial condition and results of operations.

        Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. The occurrence of either of these events for a significant period of time could have a material and adverse effect on our financial condition and results of operations.

Risk Relating to Our Capitalization and Organizational Documents

  Our largest shareholders and our management control a majority of our common stock, and their interests may conflict with those of our other shareholders.

        As of June 30, 2004, our largest shareholder, WEDGE, beneficially owned 40.0% of our outstanding common stock, and together with our other largest shareholders and our officers and directors as a group beneficially owned a total of approximately 70% of our outstanding common stock. WEDGE is selling 4,000,000 shares of our common stock in this offering (4,687,302 shares if the underwriters exercise their over-allotment option in full) and has agreed to convert, pursuant to its terms, the $27 million in aggregate principal amount of our 6.75% convertible subordinated debentures that it holds into 6,264,501 shares of our common stock immediately prior to the closing of this offering. For each shareholder or group of shareholders, beneficial ownership and percentage ownership assumes the full conversion of our 6.75% convertible subordinated debentures into 6,496,519 shares of our common stock. The following table shows, as of June 30, 2004, the beneficial ownership of these persons:

Shareholder(1)	Shares	Percent
WEDGE	13,505,508	40.0%
Chesapeake Energy Corporation ("Chesapeake")	5,333,333	15.8%
T.L.L. Temple Foundation and Temple Interests, L.P. (collectively, "Temple")	1,999,038	5.9%
All executive officers and directors as a group (2)	2,945,475	8.5%

(1)
The number of shares and percentage shown for WEDGE (i) reflects 6,264,501 shares that WEDGE will acquire on conversion of the $27,000,000 aggregate principal amount of our 6.75% convertible subordinated debentures that WEDGE currently holds and has agreed to convert immediately prior to the closing of this offering and (ii) does not reflect the sale of any shares of our common stock pursuant to this offering. The percentages shown for the other shareholders have been adjusted to reflect the full conversion of the entire $28 million outstanding of our 6.75% convertible subordinated debentures into 6,496,519 shares of our common stock, but have not been adjusted to reflect the sale of any shares of our common stock pursuant to this offering.
(2)
Includes options to purchase 1,000,001 shares of common stock which are exercisable within 60 days of June 30, 2004.

        In some circumstances, if WEDGE were to act alone or in concert with a small number of these or other shareholders, they would be able to exercise control over our affairs, including the election of our entire board of directors and, subject to the applicable provisions of the Texas Business Corporation Act, the disposition of any matter submitted to a vote of our shareholders. WEDGE currently has the right to nominate three persons for election to our board of directors, which as of the date of this prospectus consists of seven members. The interests of WEDGE and these other persons with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

  Limited trading volume of our common stock may contribute to its price volatility.

        Our common stock is traded on the American Stock Exchange. During the period from January 1, 2003 through June 30, 2004, the average daily trading volume of our common stock as reported by the American Stock Exchange was 23,897 shares. There can be no assurance that a more active trading market in our common stock will develop as a result of this offering. As a result, relatively small trades may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock. As a result, our common stock may be subject to greater price volatility than the stock market as a whole and comparable securities of other contract drilling service providers.

        The market price of our common stock has been, and may continue to be, volatile. For example, during our 2004 fiscal year, the trading price of our common stock ranged from $3.30 to $7.35 per share.

        Because of the limited trading market of our common stock and the price volatility of our common stock, you may be unable to sell shares of common stock when you desire or at a price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

  The market price of our common stock could decline following sales of substantial amounts of our common stock in the public markets.

        In addition to the 4,000,000 shares to be sold by WEDGE in this offering (4,687,302 shares if the underwriters exercise their over-allotment option in full), our largest shareholders, WEDGE, Chesapeake and Temple, could sell a substantial number of shares of our common stock in the public market under exemptions afforded to affiliates under Rule 144 of the Securities Act of 1933, as amended, under an effective resale registration statement or over the American Stock Exchange. Such sales by our largest shareholders, sales by other securityholders or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

  We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

        Our articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

  Provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our shareholders.

        The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

  •
  provisions regulating the ability of our shareholders to bring matters for action at annual meetings of our shareholders;

  •
  limitations on the ability of our shareholders to call a special meeting and act by written consent;

  •
  provisions dividing our board of directors into three classes elected for staggered terms; and

  •
  the authorization given to our board of directors to issue and set the terms of preferred stock.

FORWARD-LOOKING STATEMENTS

        We are including the following discussion to inform you generally of some of the risks and uncertainties that can affect our company and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities law affords.

        This prospectus contains forward-looking statements, including statements that include projections and estimates concerning the timing and success of specific projects and our future backlog, revenues, income and capital spending. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. These forward-looking statements speak only as of the date of this prospectus. We disclaim any obligation to update these statements, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

  •
  general economic and business conditions and industry trends;

  •
  the continued strength of the contract land drilling industry in the geographic areas where we operate;

  •
  decisions about onshore exploration and development projects to be made by oil and gas companies;

  •
  the highly competitive nature of our businesses;

  •
  our future financial performance, including availability, terms and deployment of capital;

  •
  the continued availability of qualified personnel; and

  •
  changes in, or our failure or inability to comply with, government regulations, including those relating to the environment.

        We believe the items we have outlined above are important factors that could cause our actual results to differ materially from those expressed in a forward-looking statement contained in this prospectus. We have discussed many of these factors in more detail elsewhere in this prospectus. These factors are not necessarily all the important factors that could affect us. Unpredictable or unknown factors we have not discussed in this prospectus could also have material adverse effects on actual results of matters that are the subject of our forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises. We advise you that you should (1) be aware that important factors not referred to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. Also, please read the "Risk Factors" section of this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $ [                        ] million from our sale of 4,000,000 shares of common stock, after deducting the underwriting discount and the estimated expenses of the offering. If the underwriters' over-allotment option to purchase an additional 600,000 shares from us is exercised in full, we estimate that our net proceeds will be $[                        ]. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

        We intend to use approximately $20 million of our net proceeds from this offering to (1) retire our note payable to Merrill Lynch Capital in the principal amount of $12.6 million as of June 30, 2004, which is due in December 2007 and bears interest at a floating rate equal to the three-month LIBOR rate (1.61% at June 30, 2004) plus 385 basis points, (2) retire our note payable to Frost National Bank in the principal amount of $4.2 million as of June 30, 2004, which is due in August 2007 and bears interest at the prime rate (4.25% at June 30, 2004) plus 1% and (3) retire our note payable to Frost National Bank in the principal amount of $2.9 million as of June 30, 2004, which is due in March 2007 and bears interest at the prime rate plus 1%. Our note payable to Frost National Bank which is due in March 2007 was incurred within the last year, and we used the proceeds from our issuance of that note in December 2003 and February 2004 to purchase a rig (Rig #4) we had been leasing under an operating lease.

        We expect to use any remaining proceeds from the offering for general corporate purposes, including the funding of working capital and capital expenditures.

PRICE RANGE OF COMMON STOCK

        As of July 8, 2004, 27,300,126 shares of our common stock were outstanding, held by approximately 630 shareholders of record. The number of record holders does not necessarily bear any relationship to the number of beneficial owners of our common stock.

        Our common stock trades on The American Stock Exchange under the symbol "PDC." The following table sets forth, for each of the periods indicated, the high and low sales prices per share on The American Stock Exchange:

	Price
	High	Low
Fiscal Year Ended March 31, 2005
First Quarter	$7.99	$5.60
Second Quarter (through July 8, 2004)	7.69	7.52
Fiscal Year Ended March 31, 2004:
First Quarter	$5.24	$3.57
Second Quarter	4.99	3.65
Third Quarter	5.20	3.30
Fourth Quarter	7.35	4.75
Fiscal Year Ended March 31, 2003:
First Quarter	$5.05	$4.00
Second Quarter	4.20	2.85
Third Quarter	3.85	2.86
Fourth Quarter	3.64	3.10

        The last reported sale price for our common stock on the American Stock Exchange on July 8, 2004 was $7.56 per share.

DIVIDEND POLICY

        We have not paid or declared any dividends on our common stock and currently intend to retain earnings to fund our working capital needs and growth opportunities. Any future dividends will be at the discretion of our board of directors after taking into account various factors it deems relevant, including our financial condition and performance, cash needs, income tax consequences and the restrictions Texas and other applicable laws and our debt arrangements then impose. Our current debt arrangements include provisions that generally prohibit us from paying dividends, other than dividends on our preferred stock. We currently have no preferred stock outstanding.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, debt and capitalization as of March 31, 2004 on an actual basis, and as adjusted for (1) the full conversion of our 6.75% convertible subordinated debentures due July 3, 2007, (2) our sale of 4,000,000 shares of common stock in the offering, assuming the underwriters' over-allotment option is not exercised, and (3) the application of the estimated (based on the current market prices of our common stock) net proceeds from the offering after deducting the underwriting discount and commissions and our estimated offering expenses. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and the consolidated financial statements and related notes included in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$6,366	$13,554

Notes payable and current installments of long term debt and capital lease obligations(1)	$4,423	$141
6.75% convertible subordinated debentures due July 3, 2007	28,000	—
Long-term debt and capital lease obligations, less current installments(1)	16,892	105
Shareholders' equity:
Common stock	2,730	3,780
Additional paid-in capital	82,124	137,330
Accumulated deficit	(14,018)	(14,018)

Total shareholders' equity	70,836	127,092

Total capitalization	$120,151	$127,338

(1) Does not include amounts related to our 6.75% convertible subordinated debentures.

SELECTED FINANCIAL DATA

        The following table sets forth our selected financial data as of and for each of the years indicated and is derived from our audited consolidated financial statements. You should review this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and the consolidated financial statements and related notes included in this prospectus.

	Years Ended March 31,
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)
Contract drilling revenues	$107,876	$80,183	$68,627	$50,345	$19,391
Income (loss) from operations	438	(4,943)	11,201	3,803	108
Income (loss) before income taxes	(2,216)	(7,305)	9,737	3,838	(65)
Preferred dividends	—	—	93	275	304
Net earnings (loss) applicable to common stockholders	(1,790)	(5,086)	6,225	2,428	(384)
Earnings (loss) per common share-basic	(0.08)	(0.31)	0.41	0.22	(0.06)
Earnings (loss) per common share-diluted	(0.08)	(0.31)	0.35	0.19	(0.06)
Long-term debt and capital lease obligations, excluding current installments	44,892	45,855	26,119	10,056	267
Shareholders' equity	70,836	47,672	33,343	17,827	6,783
Total assets	143,731	119,694	83,450	56,493	15,670
Capital expenditures	44,845	33,589	27,597	41,628	5,069

Refer to Note 2 of the consolidated financial statements for information on acquisitions.

SUPPLEMENTARY FINANCIAL INFORMATION

        The following table summarizes our quarterly financial data for our fiscal years ended March 31, 2004 and 2003 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004
Revenues	$23,850	$24,244	$26,414	$33,368	$107,876
Income (loss) from operations	(789)	(166)	9	1,384	438
Net earnings (loss)	(1,056)	(621)	(522)	409	(1,790)
Earnings (loss) per share
Basic	(0.05)	(0.03)	(0.02)	0.02	(0.08)
Diluted	(0.05)	(0.03)	(0.02)	0.02	(0.08)
2003
Revenues	$18,452	$17,042	$19,795	$24,894	$80,183
Income (loss) from operations	153	(1,251)	(1,840)	(2,005)	(4,943)
Net earnings (loss)	(172)	(1,302)	(1,704)	(1,908)	(5,086)
Earnings (loss) per share
Basic	(0.01)	(0.08)	(0.11)	(0.11)	(0.31)
Diluted	(0.01)	(0.08)	(0.11)	(0.11)	(0.31)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Statements we make in the following discussion that express a belief, expectation or intention, as well as those which are not historical fact, are forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results, performance or achievements, or industry results, could differ materially from those we express in the following discussion as a result of a variety of factors, including general economic and business conditions and industry trends, the continued strength or weakness of the contract land drilling industry in the geographic areas in which we operate, decisions about onshore exploration and development projects to be made by oil and gas companies, the highly competitive nature of our business, our future financial performance, including availability, terms and deployment of capital, the continued availability of qualified personnel, and changes in, or our failure or inability to comply with, government regulations, including those relating to the environment.

Company Overview

        Pioneer provides contract land drilling services to independent and major oil and gas exploration and production companies. In addition to our drilling rigs, we provide the drilling crews and most of the ancillary equipment needed to operate our drilling rigs. We have focused our operations in the natural gas production regions of South, East and North Texas. Our company was incorporated in 1979 as the successor to a business that had been operating since 1968. We conduct our operations through our principal operating subsidiary, Pioneer Drilling Services, Ltd. We are an oil and gas services company. We do not invest in oil and natural gas properties. The drilling activity of our customers is highly dependent on the current price of oil and natural gas.

        Our business strategy is to own and operate a high-quality fleet of land drilling rigs in active drilling markets, position ourselves to maximize rig utilization and dayrates and to enhance shareholder value. We intend to continue making additions to our drilling fleet, either through acquisitions of businesses or selected assets or through the construction of refurbished drilling rigs.

        Over the past five fiscal years, we have significantly expanded our fleet of drilling rigs through acquisitions and the construction of new and refurbished rigs. As of March 31, 2004, our rig fleet consisted of 35 land drilling rigs that drill in depth ranges between 8,000 and 18,000 feet. Fourteen of our rigs are operating in South Texas, 17 in East Texas and four in North Texas. We actively market all of these rigs. We completed construction of our 36th rig in late May 2004 and began moving it to its first drilling location on May 28, 2004. Subject to obtaining satisfactory financing, we anticipate continued growth of our rig fleet in fiscal 2005. However, we are not currently committed to any acquisitions.

        We earn our revenues by drilling oil and gas wells. We obtain our contracts for drilling oil and gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis. Contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Generally, our contracts provide for the drilling of a single well and typically permit the customer to terminate on short notice, usually on payment of an agreed fee.

        A significant performance measurement in our industry is rig utilization. We compute rig utilization rates by dividing revenue days by total available days during a period. Total available days are the number of calendar days during the period that we have owned the rig. Revenue days for each rig are days when the rig is earning revenues under a contract, which is usually a period from the date the rig begins moving to the drilling location until the rig is released from the contract. On daywork contracts, during the mobilization period we earn a fixed amount of revenue based on the mobilization rate stated in the contract. We attempt to set the mobilization rate at an amount equal to our external costs for the move plus our internal costs during the mobilization period. We begin earning our contracted daywork rate when we begin drilling the well.

        For the three years ended March 31, 2004, our rig utilization, revenue days and number of rigs were as follows:

	Year Ended March 31,
	2004	2003	2002
Utilization Rates	88%	79%	82%
Revenue Days	8,764	6,419	5,384
Number of rigs (at end of period)	35	24	20

        The reasons for the increase in the number of revenue days in 2004 over 2003 and 2002 are the increase in size of our rig fleet and the improvement in our overall rig utilization rate. For 2005, we anticipate continued growth in revenue days and maintaining relatively high utilization rates.

        We attribute our relatively high utilization rates to a strong sales effort, quality equipment, good field and operations personnel, a disciplined safety approach, and our generally successful performance of turnkey operations. Turnkey contracts currently account for approximately one-third of our contracts. Turnkey contracts provide us with the opportunity to keep our rigs working in periods of lower demand and improve our profitability, but at an increased risk. Occasionally, a turnkey contract will not be profitable if the contract cannot be completed successfully without unanticipated complications.

        We devote substantial resources to maintaining and upgrading our rig fleet. During 2004, we removed three rigs from service for approximately three weeks each, in order to perform upgrades. In the short term, these actions resulted in fewer revenue days and slightly lower utilization; however, in the long term, we believe the upgrades will help the marketability of the rigs and improve their operating performance.

Market Conditions in Our Industry

        The United States contract land drilling services industry is highly cyclical. Volatility in oil and gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing sources, past trends in oil and gas prices and the outlook for future oil and gas prices strongly influence the number of wells oil and gas exploration and production companies decide to drill.

        For the three months ended March 31, 2004, the average weekly spot price for West Texas Intermediate crude oil was $35.08, the average weekly spot price for Henry Hub natural gas was $5.56 and the average weekly Baker Hughes land rig count was 1,002. On June 30, 2004, the spot price for West Texas Intermediate crude oil was $37.05, the spot price for Henry Hub natural gas was $6.03. For the week of July 2, 2004, the Baker Hughes land rig count was 1,085, a 13.9% increase from 953 as of the corresponding week in 2003.

        The average weekly spot prices of West Texas Intermediate crude oil, Henry Hub natural gas and the average weekly domestic land rig count, per the Baker Hughes land rig count, for each of the previous six years ended March 31, 2004 were:

	Year Ended March 31,
	2004	2003	2002	2001	2000	1999
Oil (West Texas Intermediate)	$31.47	$29.27	$24.31	$30.40	$23.23	$13.69
Gas (Henry Hub)	$5.27	$4.24	$2.96	$5.27	$2.46	$1.97
U.S. Land Rig Count	964	723	912	841	550	592

        The decline in oil and natural gas prices from mid-2001 to mid-2002 resulted in a reduction in the demand for contract land drilling services, which resulted in a substantial reduction in the rates land drilling companies were able to obtain for their services. While oil and natural gas prices have recovered in recent months, drilling activity has not yet recovered to a level at which we are able to significantly improve our revenue rates and profitability.

        We believe capital spent on incremental natural gas production will be driven by an increase in hydrocarbon demand as well as shortages in supply of natural gas. The Energy Information Agency recently estimated that U.S. consumption of natural gas exceeded U.S. domestic productive capacity by 20% in 2002 and forecasts that U.S. consumption of natural gas will exceed U.S. domestic productive capacity by 28% by 2010. Most of this difference is expected to be driven by the growth in consumption by electric power generators, as a significant amount of natural gas-fired power generation capacity has been constructed within the last five years and older, less-efficient power generation capacity, not fired by natural gas, is expected to be decommissioned. In addition, a study published by the National Petroleum Council in September 2003 concluded from drilling and production data over the preceding 10 years that average "initial production rates from new wells have been sustained through the use of advanced technology; however, production declines from these initial rates have increased significantly; and recoverable volumes from new wells drilled in mature producing basins have declined over time. Without the benefit of new drilling, indigenous supplies have reached a point at which U.S. production declines by 25% to 30% each year. Eighty percent of gas production in 10 years will be from wells yet to be drilled." We believe all of these factors tend to support a higher natural gas price environment, which should create strong incentives for oil and natural gas exploration and production companies to increase drilling activity in North America. Consequently, these factors may result in higher rig dayrates and rig utilization.

        During fiscal 2004, 2003 and 2002, substantially all the wells we drilled for our customers were drilled in search of natural gas because of the depth capacity of our rigs and the gas rich areas in which we operate. Natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews to drill the wells.

Critical Accounting Policies and Estimates

        Revenue and cost recognition—We earn our revenues by drilling oil and gas wells for our customers under daywork, turnkey or footage contracts, which usually provide for the drilling of a single well. We recognize revenues on daywork contracts for the days completed based on the dayrate each contract specifies. We recognize revenues from our turnkey and footage contracts on the percentage-of completion method based on our estimate of the number of days to complete each contract. Contract drilling in progress represents revenues we have recognized in excess of amounts billed on contracts in progress. Individual contracts are usually completed in less than 60 days. The risks to us under a turnkey contract, and to a lesser extent under footage contracts, are substantially greater than on a contract drilled on a daywork basis. This is primarily because under a turnkey contract we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risks of blowout, loss of hole, stuck drill pipe, machinery breakdowns and abnormal drilling conditions, as well as risks associated with subcontractors' services, supplies, cost escalations and personnel operations.

        Our management has determined that it is appropriate to use the percentage-of-completion method to recognize revenue on our turnkey and footage contracts. Although our turnkey and footage contracts do not have express terms that provide us with rights to receive payment for the work that we perform prior to drilling wells to the agreed on depth, we use this method because, as provided in applicable accounting literature, we believe we achieve a continuous sale for our work-in-progress and believe, under applicable state law, we ultimately could recover the fair value of our work-in-progress even in the event we were unable to drill to the agreed on depth in breach of the applicable contract.

However, ultimate recovery of that value, in the event we were unable to drill to the agreed on depth in breach of the contract, would be subject to negotiations with the customer and the possibility of litigation.

        If a customer defaults on its payment obligation to us under a turnkey or footage contract, we would need to rely on applicable law to enforce our lien rights, because our turnkey and footage contracts do not expressly grant to us a security interest in the work we have completed under the contract and we have no ownership rights in the work-in-progress or completed drilling work, except any rights arising under the applicable lien statute on foreclosure. If we were unable to drill to the agreed on depth in breach of the contract, we also would need to rely on equitable remedies outside of the contract, including quantum meruit, available in applicable courts to recover the fair value of our work-in-progress under a turnkey or footage contract.

        We accrue estimated contract costs on turnkey and footage contracts for each day of work completed based on our estimate of the total costs to complete the contract divided by our estimate of the number of days to complete the contract. Contract costs include labor, materials, supplies, repairs and maintenance, operating overhead allocations and allocations of depreciation and amortization expense. In addition, the occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey and footage contracts could have a material adverse effect on our financial position and results of operations. Therefore, our actual results could differ significantly if our cost estimates are later revised from our original estimates for contracts in progress at the end of a reporting period which were not completed prior to the release of our financial statements.

        Asset impairments—We assess the impairment of property and equipment whenever events or circumstances indicate that the carrying value may not be recoverable. Factors that we consider important and which could trigger an impairment review would be our customers' financial condition and any significant negative industry or economic trends. More specifically, among other things, we consider our contract revenue rates, our rig utilizations rates, cash flows from our drilling rigs, current oil and gas prices, industry analysts' outlook for the industry and their view of our customers' access to debt or equity, discussions with major industry suppliers, discussions with officers of our primary lender regarding their experiences and expectations for oil and gas operators in our areas of operations and the trends in the price of used drilling equipment observed by our management. If a review of our drilling rigs indicates that our carrying value exceeds the estimated undiscounted future cash flows, we are required under applicable accounting standards to write down the drilling equipment to its fair market value. A one percent write-down in the cost of our drilling equipment, at March 31, 2004, would have resulted in a corresponding increase in our net loss of approximately $962,000 for our fiscal year ended March 31, 2004.

        Deferred taxes—We provide deferred taxes for net operating loss carryforwards and for the basis difference in our property and equipment between financial reporting and tax reporting purposes. For property and equipment, basis differences arise from differences in depreciation periods and methods and the value of assets acquired in a business acquisition where we acquire an entity rather than just its assets. For financial reporting purposes, we depreciate the various components of our drilling rigs over eight to 15 years and refurbishments over three years, while federal income tax rules require that we depreciate drilling rigs and refurbishments over five years. Therefore, in the first five years of our ownership of a drilling rig, our tax depreciation exceeds our financial reporting depreciation, resulting in our providing deferred taxes on this depreciation difference. After five years, financial reporting depreciation exceeds tax depreciation, and the deferred tax liability begins to reverse.

        Accounting estimates—We consider the recognition of revenues and costs on turnkey and footage contracts critical accounting estimates. On these types of contracts, we are required to estimate the number of days it will require for us to complete the contract and our total cost to complete the contract. Our actual costs could substantially exceed our estimated costs if we encounter problems such as lost circulation, stuck drill pipe or an underground blowout on contracts still in progress subsequent to the release of the financial statements.

        We receive payment under turnkey and footage contracts when we deliver to our customer a well completed to the depth specified in the contract, unless the customer authorizes us to drill to a shallower depth. Since 1995, when current management joined our company, we have completed all our turnkey or footage contracts. Although our initial cost estimates for turnkey and footage contracts do not include cost estimates for risks such as stuck drill pipe or loss of circulation, we believe that our experienced management team, our knowledge of geologic formations in our areas of operations, the condition of our drilling equipment and our experienced crews enable us to make reasonably dependable cost estimates and complete contracts according to our drilling plan. While we do bear the risk of loss for cost overruns and other events that are not specifically provided for in our initial cost estimates, our pricing of turnkey and footage contracts takes such risks into consideration. When we encounter, during the course of our drilling operations, conditions unforeseen in the preparation of our original cost estimate, we immediately increase our cost estimate for the additional costs to complete the contracts. If we anticipate a loss on a contract in progress at the end of a reporting period due to a change in our cost estimate, we immediately accrue the entire amount of the estimated loss including all costs that are included in our revised estimated cost to complete that contract in our consolidated statement of operations for that reporting period. During fiscal 2004, we experienced losses on eight of the 105 turnkey and footage contracts completed, with losses exceeding $25,000 on eight contracts, including two contracts with losses exceeding $100,000. We are more likely to encounter losses on turnkey and footage contracts in years in which revenue rates are lower for all types of contracts. During periods of reduced demand for drilling rigs, our overall profitability on turnkey and footage contracts has historically exceeded our profitability on daywork contracts.

        Revenues and costs during a reporting period could be affected for contracts in progress at the end of a reporting period which have not been completed before our financial statements for that period are released. All but one of our turnkey contracts in progress at March 31, 2004 were completed prior to the release of the financial statements included in this prospectus. At March 31, 2004 our contract drilling in progress totaled approximately $9,131,000. Of that amount accrued, turnkey and footage contract revenues were approximately $7,683,000. The remaining balance of approximately $1,448,000 relates to the revenue recognized but not yet billed on daywork contracts in progress at March 31, 2004.

        We estimate an allowance for doubtful accounts based on the creditworthiness of our customers as well as general economic conditions. We evaluate the creditworthiness of our customers based on information obtained from major industry suppliers, current prices of oil and gas and any past experience we have with the customer. Consequently, an adverse change in those factors could affect our estimate of our allowance for doubtful accounts. In some instances, we require new customers to establish escrow accounts or make prepayments. We typically invoice our customers at 15-day intervals during the performance of daywork contracts and upon completion of the daywork contract. Turnkey and footage contracts are invoiced upon completion of the contract. Our typical contract provides for payment of invoices in 10 to 30 days. We generally do not extend payment terms beyond 30 days and have not extended payment terms beyond 60 days for any of our contracts in the last three fiscal years.

        Another critical estimate is our determination of the useful lives of our depreciable assets, which directly affects our determination of depreciation expense and deferred taxes. A decrease in the useful life of our drilling equipment would increase depreciation expense and reduce deferred taxes. We provide for depreciation of our drilling, transportation and other equipment on a straight-line method over useful lives that we have estimated and that range from three to 15 years. We record the same depreciation expense whether a rig is idle or working. Our estimate of the useful lives of our drilling, transportation and other equipment are based on our more than 35 years of experience in the drilling industry with similar equipment.

        Other accrued expenses in our March 31, 2004 financial statements include an accrual of approximately $680,000 for costs incurred under the self-insurance portion of our health insurance and under our workers' compensation insurance. We have a deductible of (1) $100,000 per covered individual per year under the health insurance and (2) $250,000 per occurrence under our workers' compensation insurance. We accrue for these costs as claims are incurred based on cost estimates established for each claim by the insurance companies providing the administrative services for processing the claims, including an estimate for incurred but not reported claims, estimates for claims paid directly by us, our estimate of the administrative costs associated with these claims and our historical experience with these types of claims.

Liquidity and Capital Resources

Sources of Capital Resources

        Our rig fleet has grown from eight rigs as of August 1, 2000 to 35 rigs as of March 31, 2004. We have financed this growth with a combination of debt and equity financing. We have raised additional equity or used equity for growth six times since January 2000 and have increased our long-term debt from approximately $3,909,000 at June 30, 2000 to approximately $48,500,000 at March 31, 2004. We plan to continue to grow our rig fleet. We believe that near-term growth will require the use of equity financing rather than additional debt. At March 31, 2004, our total debt to total capital was approximately 41%. Due to the volatility in our industry, we are reluctant to take on substantial additional debt at this time. However, our ability to continue funding our growth through the issuance of shares of our common stock is uncertain, as our common stock is not heavily traded and the market price for our common stock has been volatile in recent periods.

        On February 20, 2004, we sold 4,400,000 shares of our common stock at $5.40 per share in a private placement to accredited investors for $23,760,000 in proceeds, before related offering expenses.

Uses of Capital Resources

        In May 2003, we added one refurbished 18,000-foot SCR land drilling rig at a cost of approximately $7,300,000. On August 1, 2003, we purchased two land drilling rigs, associated spare parts and equipment and vehicles from Texas Interstate Drilling Company, L. P. for $2,500,000 in cash and the issuance of 477,000 shares of our common stock valued at $4.45 per share. On August 26, 2003, we purchased a 14,000-foot mechanical rig for $2,925,661 in cash. After accepting delivery of the rig, we spent approximately $2,400,000 upgrading the rig before placing it in service. On December 15, 2003, we acquired a rig for approximately $3,770,000 that we had previously been leasing.

        On March 2, 2004, we acquired 23 used rig hauling trucks and associated trailers and equipment from A&R Trejo Trucking for $1,200,000. On March 4, 2004, we acquired a seven-rig drilling fleet from Sawyer Drilling & Service, Inc. for $12,000,000. On March 12, 2004, we acquired one drilling rig from SEDCO Drilling Co., Ltd. for $2,015,000. These acquisitions were funded with proceeds from the February 20, 2004 sale of our common stock.

        In late May 2004, we completed constructing, primarily from used components, a 1,000-hp electric drilling rig. As of March 31, 2004, we had incurred approximately $2,800,000 of construction costs on this rig and anticipate additional related construction costs of approximately $2,547,000. We began moving it to its first drilling location on May 28, 2004. For fiscal 2005, we project regular capital expenditures to be approximately $10,200,000 and rig upgrade expenditures to be approximately $4,500,000. These regular capital expenditures and rig upgrade capital expenditures are expected to be funded primarily from operating cash flow.

        In fiscal 2004, the additions to our property and equipment totaled $44,844,745. Additions consisted of the following:

Drilling rigs (1)	$34,961,004
Other drilling equipment	7,642,968
Transportation equipment	2,160,838
Other	79,935

$44,844,745

(1)
Includes capitalized interest costs of $106,395.

Working Capital

        Our working capital decreased to $6,028,018 at March 31, 2004 from $11,144,309 at March 31, 2003. Our current ratio, which we calculate by dividing our current assets by our current liabilities, was 1.27 at March 31, 2004 compared to 1.55 at March 31, 2003. The principal reason for the decrease in our working capital at March 31, 2004 was our use of approximately $3,400,000 of working capital toward the purchase of drilling equipment. We used substantially all the $20,000,000 in proceeds from the shares of common stock we sold to Chesapeake on March 31, 2003 to expand our rig fleet or reduce debt we incurred to expand our rig fleet. We have used approximately $17,000,000 of the funds we raised in February 2004 to expand our rig fleet or acquire other equipment. Our operations have historically generated sufficient cash flow to meet our requirements for debt service and equipment expenditures, even during periods of industry downturns. During periods when a higher percentage of our contracts are turnkey and footage contracts, our short-term working capital needs could increase. We have available a $2,500,000 line of credit for short-term cash requirements. We did not make any borrowings under the line of credit during fiscal 2004. We have used debt and equity to finance our long-term growth strategy to increase the size of our rig fleet. During periods of improved revenue rates, we believe we can generate cash flows in excess of our normal cash requirements.

        The changes in the components of our working capital were as follows:

	March 31,
	2004	2003	Change
Cash and cash equivalents	$6,365,759	$21,002,913	$(14,637,154)
Receivables	20,032,785	8,928,923	11,103,862
Income tax receivable	—	444,900	(444,900)
Deferred tax receivable	285,384	180,991	104,393
Prepaid expenses	1,336,337	914,187	422,150

Current assets	28,020,265	31,471,914	(3,451,649)

Current debt	4,423,306	3,399,163	1,024,143
Accounts payable	13,270,989	14,206,586	(935,597)
Accrued payroll	1,499,151	847,163	651,988
Accrued expenses	2,798,801	1,874,693	924,108

Current liabilities	21,992,247	20,327,605	1,664,642

Working capital	$6,028,018	$11,144,309	$(5,116,291)

        The large cash balance at March 31, 2003 was due to our sale of $20,000,000 of equity on March 31, 2003, of which $14,000,000 was in the March 31, 2003 cash balance. The $14,000,000 was used during fiscal 2004 to purchase drilling rigs and equipment.

        The increase in our receivables at March 31, 2004 from March 31, 2003 was due to our operating eleven additional rigs in the quarter ended March 31, 2004, including an approximately $3,693,000 increase in contract drilling in progress related to turnkey contracts, and an improvement in revenue rates in fiscal 2004 over fiscal 2003.

        Substantially all our prepaid expenses at March 31, 2004 consisted of prepaid insurance. The increase in prepaid insurance is due to the increase in the size of our drilling rig fleet from 24 rigs at March 31, 2003 to 35 rigs at March 31, 2004.

        The increase in accrued payroll is due to the approximately 50% increase in our number of employees and the increase in the number of payroll days included in the accrual from seven at March 31, 2003 to nine at March 31, 2004.

        The total increase in accrued expenses at March 31, 2004 from March 31, 2003 was due to an increase of approximately $477,000 in the accrual for our insurance deductibles and additional insurance premiums, expense accruals of approximately $250,000 related to the sale of common stock in February and accrued property taxes of approximately $205,000 due to increases in rig valuations and the size of our rig fleet.

Long-term Debt

        Our long-term debt at March 31, 2004 consisted of the following:

6.75% convertible subordinated debentures due July 2007(1)	$28,000,000
Note payable to Merrill Lynch Capital, secured by drilling equipment, due in monthly payments of $172,619 plus interest at a floating rate equal to the three month LIBOR rate (1.1% at March 31, 2004) plus 385 basis points, due December 2007	13,119,048
Note payable to Frost National Bank, secured by drilling equipment, due in monthly payments of $107,143 plus interest at prime (4.0% at March 31, 2004) plus 1.0%, due August 2007	4,392,174
Note payable to Frost National Bank, secured by drilling equipment, due in monthly payments of $42,401, including interest at prime (4.0% at March 31, 2004) plus 1.0%, beginning April 15, 2004, due March 15, 2007(2)	3,000,000

48,511,222
Less current installments	(3,724,302)

Total	$44,786,920

(1)
WEDGE holds $27,000,000 of the convertible subordinated debentures and William H. White, a former director of our company, holds $1,000,000. WEDGE owns 26.5% of our common stock (40.2% assuming conversion of the debentures). WEDGE and Mr. White, the holders of all of the convertible subordinated debentures, have agreed to convert those debentures in accordance with their terms into 6,496,519 shares of our common stock prior to the closing of this offering. In the absence of that conversion, we would have the option to redeem all or part of the debentures by paying a premium of 5% through July 2, 2005, 4% through July 2, 2006, 3% through July 2, 2007 and 0% thereafter.

(2)
We incurred this debt to finance the purchase of Rig #4, which we were previously leasing.

Contractual Obligations

        We do not have any routine purchase obligations. However, as of March 31, 2004, we were in the process of constructing a drilling rig as described above. The following table excludes interest payments on long-term debt and capital lease obligations. The following table includes all of our contractual obligations at March 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$48,511,222	$3,724,302	$9,347,127	$35,439,793	$—
Capital Lease Obligations	245,688	140,934	104,754	—	—
Operating Lease Obligations	314,460	121,608	192,852	—	—

Total	$49,071,370	$3,986,844	$9,644,733	$35,439,793	$—

Debt Requirements

        Borrowings from Frost National Bank and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. ("MLC"), contain various covenants pertaining to leverage, cash flow coverage, fixed charge coverage and net worth ratios and restrict us from paying dividends. Under these credit arrangements, we determine compliance with the ratios on a quarterly basis, based on the previous four quarters. As of March 31, 2004, we were in compliance with all covenants applicable to our outstanding debt.

        Events of default in our loan agreements, which could trigger an early repayment requirement, include, among others:

  •
  our failure to make required payments;

  •
  our failure to comply with financial covenants related to the maintenance of a ratio of debt to tangible net worth, a leverage ratio, a cash flow coverage ratio and a senior cash flow coverage ratio;

  •
  our incurrence of additional indebtedness in excess of $2,000,000 not already allowed by the loan agreements without each lender's approval; and

  •
  any payment of cash dividends on our common stock.

        The limitation on additional indebtedness has not affected our operations or liquidity and we do not expect it to affect us in the future as we expect to continue to generate adequate cash flow from operations.

        We also have a $2,500,000 line of credit from Frost National Bank to supplement our short-term cash needs. Any borrowings under this line of credit are secured by our trade receivables and bear interest at a rate of prime (4.00% at March 31, 2004) plus 1.0%. The sum of draws under this line and the amount of all outstanding letters of credit issued by the bank for our account are limited to 75% of eligible accounts receivable. Therefore, if 75% of our eligible accounts receivable is less than $2,500,000 plus any outstanding letters of credit issued by the bank on our behalf, our ability to draw under this line would be reduced. At March 31, 2004, we had no outstanding advances under this line of credit, letters of credit were $1,664,000 and 75% of eligible accounts receivable was approximately $8,030,000. The letters of credit are issued to two workers' compensation insurance companies to secure possible future claims that do not exceed the deductibles on these policies. It is our practice to pay any amounts due that do not exceed these deductibles as they are incurred. Therefore, we do not anticipate the lender will be required to fund any draws under these letters of credit.

Results of Operations

        Our operations consist of drilling oil and gas wells for our customers under daywork, turnkey, or footage contracts usually on a well-to-well basis. Daywork contracts are the easiest for us to perform and involve the least risk. Turnkey contracts are the most difficult to perform and involve much greater risk but provide the opportunity for higher profitability.

        Daywork Contracts.    Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer, who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is used.

        Turnkey Contracts.    Under a turnkey contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. We provide technical expertise and engineering services, as well as most of the equipment and drilling supplies required to drill the well. We often subcontract for related services, such as the provision of casing crews, cementing and well logging. Under typical turnkey drilling arrangements, we do not receive progress payments and are paid by our customer only after we have performed the terms of the drilling contract in full. The risks under a turnkey contract are greater than those under a daywork contract. This is primarily because under a turnkey contract we assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract.

        Footage Contracts.    Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. Similar to turnkey contracts, under a footage contract we assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract.

        The current demand for drilling rigs greatly influences the types of contracts we are able to obtain. As the demand for rigs increases, daywork rates move up and we are able to switch primarily to daywork contracts.

        For the years ended March 31, 2004, 2003 and 2002, the percentages of our drilling revenues by type of contract were as follows:

	Year Ended March 31,
	2004	2003	2002
Daywork Contracts	47%	41%	91%
Turnkey Contracts	50%	58%	7%
Footage Contracts	3%	1%	2%

        While current demand for drilling rigs has increased, we continue to bid on turnkey contracts in an effort to improve profitability and maintain rig utilization. Although oil and natural gas prices have improved, we anticipate only a moderate change in the mix of our types of contracts in fiscal 2005.

        In our quarter ended March 31, 2004, we recognized revenues of approximately $924,000 and recorded contract drilling costs of approximately $747,000, excluding depreciation, on one daywork contract with Chesapeake, who owns approximately 19.5% of our outstanding common stock.

  Statement of Operations Analysis

        The following table provides information about our operations for the years ended March 31, 2004, March 31, 2003, and March 31, 2002.

	Year Ended March 31,
	2004	2003	2002
Contract drilling revenues	$107,875,533	$80,183,486	$68,627,486
Contract drilling costs	88,504,102	70,823,310	46,145,364
Depreciation and amortization	16,160,494	11,960,387	8,426,082
General and administrative expenses	2,772,730	2,232,390	2,855,274
Revenue days by type of contract:
Turnkey contracts	2,827	2,619	289
Footage contracts	311	119	136
Daywork contracts	5,626	3,681	4,959

Total revenue days	8,764	6,419	5,384

Contract drilling revenue per revenue day	$12,309	$12,492	$12,747
Contract drilling cost per revenue day	10,099	11,033	8,571
Rig utilization rates	88%	79%	82%

        Our contract drilling revenues grew by approximately 35% in fiscal 2004 from fiscal 2003, due to an improvement in rig revenue rates, a 37% increase in revenue days, a 9% increase in rig utilization and an increase in the number of rigs in our fleet. Approximately 52% of the increase in revenue days was an increase in daywork revenue days resulting in a $183 decrease in average contract drilling revenue per day. Revenue rates on daywork contracts are lower than on turnkey and footage contracts because we incur fewer costs on daywork contracts.

        Our contract drilling revenue in fiscal 2003 grew by approximately $11,556,000, or 17%, from fiscal 2002 due to a 19% increase in revenue days, an increase in the number of rigs in our fleet and a higher percentage of turnkey contracts.

        Our contract drilling costs grew by approximately $17,681,000, or 25%, in fiscal 2004 from fiscal 2003 due to the increase in revenue days, rig utilization and the number of rigs in our fleet. The increase in daywork revenue days resulted in a $934 decrease in contract drilling costs per revenue day because costs associated with the drilling of daywork contracts is less than costs associated with turnkey and footage contracts. Under daywork contracts, our customer provides supplies and materials such as fuel, drill bits, casing, drilling fluids, etc.

        Our contract drilling costs in fiscal 2003 grew by approximately $24,678,000, or 53% from fiscal 2002, due primarily to the increase in revenue days, increase in number of rigs and additional costs associated with the increase in turnkey contracts. The increase in contract drilling costs per day of $2,462 in 2003 from 2002 is due to the increase in turnkey contracts.

        Our depreciation and amortization expense in 2004 increased by approximately $4,200,000, or 35%, from 2003. Depreciation and amortization expense in 2003 increased approximately $3,534,000, or 42%, from 2002. The increase in 2004 over 2003 resulted from our addition of eleven drilling rigs and related equipment in 2004. The increase in 2003 over 2002 resulted from our addition of four drilling rigs and related equipment during 2003.

        Our general and administrative expenses increased by approximately $541,000, or 24%, in the year ended March 31, 2004 from the corresponding period of 2003. The increase resulted from increased payroll costs, employment fees, loan fees, insurance costs and director fees. In 2004, payroll cost increased by approximately $310,000 due to pay raises and the increase from 12 to 17 employees in our corporate office. Employment and loan fees increased by $61,000 due to the employee additions and fees associated with the Merrill Lynch Capital loan. In addition, our directors' and officers' liability and employment practices insurance increased by approximately $60,000 and directors' fees increased by approximately $93,000.

        The approximately $623,000 decrease in general and administrative expenses in 2003 from 2002 is due to reduced payroll costs of approximately $269,000 and lower legal and professional fees of approximately $520,000, offset by other increases of approximately $166,000. The higher payroll costs in 2002 were due to bonuses paid in that year.

        Our contract land drilling operations are subject to various federal and state laws and regulations designed to protect the environment. Maintaining compliance with these regulations is part of our day-to-day operating procedures. We monitor each of our yard facilities and each of our rig locations on a day-to-day basis for potential environmental spill risks. In addition, we maintain a spill prevention control and countermeasures plan for each yard facility and each rig location. The costs of these procedures represent only a small portion of our routine employee training, equipment maintenance and job site maintenance costs. We estimate the annual compliance costs for this program is approximately $143,000. We are not aware of any potential clean-up obligations that would have a material adverse effect on our financial condition or results of operations.

        Our effective income tax rates of 19.2%, 30.4% and 35.1% for 2004, 2003 and 2002, respectively, differ from the federal statutory rate of 34% due to permanent differences. Permanent differences are costs included in results of operations in the accompanying financial statements which are not fully deductible for federal income tax purposes.

Inflation

        As a result of the relatively low levels of inflation during the past two years, inflation did not significantly affect our results of operations in any of the periods reported.

Off Balance Sheet Arrangements

        We do not currently have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

        We are subject to market risk exposure related to changes in interest rates on most of our outstanding debt. At March 31, 2004, we had outstanding debt of approximately $20,511,000 that was subject to variable interest rates, in each case based on an agreed percentage-point spread from the lender's prime interest rate. An increase or decrease of 1% in the interest rate would have a corresponding decrease or increase in our net income (loss) of approximately $135,000 annually. We did not enter into any of these debt arrangements for trading purposes.

BUSINESS

General

        Pioneer provides contract land drilling services to independent and major oil and gas exploration and production companies. In addition to our drilling rigs, we provide the drilling crews and most of the ancillary equipment needed to operate our drilling rigs. We have focused our operations in the natural gas production regions of South, East and North Texas. Our company was incorporated in 1979 as the successor to a business that had been operating since 1968. We conduct our operations through our principal operating subsidiary, Pioneer Drilling Services, Ltd. Our common stock trades on the American Stock Exchange under the symbol "PDC."

        Over the past five years, we have significantly expanded our fleet of drilling rigs through acquisitions and the construction of new rigs and the refurbishment of older rigs we acquired. The following table summarizes acquisitions in which we acquired rigs and related operations during the past five years:

Date	Acquisition	Market	Number of Rigs Acquired
September 1999	Howell Drilling, Inc.—Asset Purchase	South Texas	2
August 2000	Pioneer Drilling Co.—Stock Purchase	South Texas	4
March 2001	Mustang Drilling, Ltd.—Asset Purchase	East Texas	4
May 2002	United Drilling Company—Asset Purchase	South Texas	2
August 2003	Texas Interstate Drilling Company, L.P.—Asset Purchase	North Texas	2
March 2004	Sawyer Drilling & Service, Inc.—Asset Purchase	East Texas	7
March 2004	SEDCO Drilling Co., Ltd.—Asset Purchase	North Texas	1

        During that same five-year period, we also added seven rigs to our fleet through construction of new rigs and construction of rigs from new and used components. In addition, in August 2003, we acquired a rig that had been operating in Trinidad and integrated it into our operations in Texas. As of July 8, 2004, our rig fleet consists of 36 operating drilling rigs, 15 of which are operating in South Texas, 17 of which are operating in East Texas and four of which are operating in North Texas. During our fiscal year ended March 31, 2002, we added four rigs, consisting of two newly constructed rigs and two refurbished rigs, increasing our rig fleet to a total of 20 rigs at March 31, 2002. During our fiscal year ended March 31, 2003, we added two additional refurbished rigs and two rigs we acquired from United Drilling Company, increasing our rig fleet to a total of 24 rigs at March 31, 2003. During our fiscal year ended March 31, 2004, we added two refurbished rigs, acquired two rigs from Texas Interstate Drilling Company, L.P., acquired seven rigs from Sawyer Drilling & Service, Inc. and acquired one rig from SEDCO Drilling Co., Ltd. (which we named Rig 5 in place of our old Rig 5, which was retired and the components of which were moved to our inventory of spare equipment). In December 2003, we acquired the one rig (Rig #4) we had previously been leasing under an operating lease since August 2000. As a result, we now own all 36 of the operating rigs in our fleet.

        We conduct our operations primarily in South, East and North Texas. During fiscal 2004, substantially all the wells we drilled for our customers were drilled in search of natural gas. Natural gas reserves are typically found in deep geological formations and generally require premium equipment and quality crews to drill the wells.

        For many years, the United States contract land drilling services industry has been characterized by an oversupply of drilling rigs and a large number of drilling contractors. Since 1996, however, there has been significant consolidation within the industry. We believe continued consolidation in the industry will generate more stability in dayrates, even during industry downturns. However, although consolidation in the industry is continuing, the industry is still highly fragmented and remains very competitive. For a discussion of market conditions in our industry, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Conditions in Our Industry."

Our Strategy

        Our goal is to continue to build on our strong market position and reputation as a quality contract drilling company in a way that enhances shareholder value. We intend to accomplish this goal by:

  •
  continuing to own and operate a high-quality fleet of land drilling rigs in active natural gas drilling markets;

  •
  fueling growth through the acquisition of high-quality rigs capable of drilling for natural gas reserves and capable of generating our targeted returns on investment;

  •
  positioning ourselves to maximize rig utilization and dayrates;

  •
  training and maintaining high quality, experienced crews capable of employing drilling techniques that are best suited to the regional subsurface geology; and

  •
  maintaining the recent improvements in our safety record.

Drilling Equipment

General

        A land drilling rig consists of engines, a hoisting system, a rotating system, pumps and related equipment to circulate drilling fluid, blowout preventers and related equipment.

        Diesel or gas engines are typically the main power sources for a drilling rig. Power requirements for drilling jobs may vary considerably, but most land drilling rigs employ two or more engines to generate between 500 and 2,000 horsepower, depending on well depth and rig design. Most drilling rigs capable of drilling in deep formations, involving depths greater than 15,000 feet, use diesel-electric power units to generate and deliver electric current through cables to electrical switch gears, then to direct-current electric motors attached to the equipment in the hoisting, rotating and circulating systems.

        Drilling rigs use long strings of drill pipe and drill collars to drill wells. Drilling rigs are also used to set heavy strings of large-diameter pipe, or casing, inside the borehole. Because the total weight of the drill string and the casing can exceed 500,000 pounds, drilling rigs require significant hoisting and braking capacities. Generally, a drilling rig's hoisting system is made up of a mast, or derrick, a traveling block and hook assembly that attaches to the rotating system, a mechanism known as the drawworks, a drilling line and ancillary equipment. The drawworks mechanism consists of a revolving drum, around which the drilling line is wound, and a series of shafts, clutches and chain and gear drives for generating speed changes and reverse motion. The drawworks also houses the main brake, which has the capacity to stop and sustain the weights used in the drilling process. When heavy loads are being lowered, a hydraulic or electric auxiliary brake assists the main brake to absorb the great amount of energy developed by the mass of the traveling block, hook assembly, drill pipe, drill collars and drill bit or casing being lowered into the well.

        The rotating equipment from top to bottom consists of a swivel, the kelly bushing, the kelly, the rotary table, drill pipe, drill collars and the drill bit. We refer to the equipment between the swivel and the drill bit as the drill stem. The swivel assembly sustains the weight of the drill stem, permits its rotation and affords a rotating pressure seal and passageway for circulating drilling fluid into the top of the drill string. The swivel also has a large handle that fits inside the hook assembly at the bottom of the traveling block. Drilling fluid enters the drill stem through a hose, called the rotary hose, attached to the side of the swivel. The kelly is a triangular, square or hexagonal piece of pipe, usually 40 feet long, that transmits torque from the rotary table to the drill stem and permits its vertical movement as it is lowered into the hole. The bottom end of the kelly fits inside a corresponding triangular, square or hexagonal opening in a device called the kelly bushing. The kelly bushing, in turn, fits into a part of the rotary table called the master bushing. As the master bushing rotates, the kelly bushing also rotates, turning the kelly, which rotates the drill pipe and thus the drill bit. Drilling fluid is pumped through the kelly on its way to the bottom. The rotary table, equipped with its master bushing and kelly bushing, supplies the necessary torque to turn the drill stem. The drill pipe and drill collars are both steel tubes through which drilling fluid can be pumped. Drill pipe, sometimes called drill string, comes in 30-foot sections, or joints, with threaded sections on each end. Drill collars are heavier than drill pipe and are also threaded on the ends. Collars are used on the bottom of the drill stem to apply weight to the drilling bit. At the end of the drill stem is the bit, which chews up the formation rock and dislodges it so that drilling fluid can circulate the fragmented material back up to the surface where the circulating system filters it out of the fluid.

        Drilling fluid, often called mud, is a mixture of clays, chemicals and water or oil, which is carefully formulated for the particular well being drilled. Drilling mud accounts for a major portion of the equipment and cost of drilling a well. Bulk storage of drilling fluid materials, the pumps and the mud-mixing equipment are placed at the start of the circulating system. Working mud pits and reserve storage are at the other end of the system. Between these two points the circulating system includes auxiliary equipment for drilling fluid maintenance and equipment for well pressure control. Within the system, the drilling mud is typically routed from the mud pits to the mud pump and from the mud pump through a standpipe and the rotary hose to the drill stem. The drilling mud travels down the drill stem to the bit, up the annular space between the drill stem and the borehole and through the blowout preventer stack to the return flow line. It then travels to a shale shaker for removal of rock cuttings, and then back to the mud pits, which are usually steel tanks. The reserve pits, usually one or two fairly shallow excavations, are used for waste material and excess water around the location.

        There are numerous factors that differentiate land drilling rigs, including their power generation systems and their drilling depth capabilities. The actual drilling depth capability of a rig may be less than or more than its rated depth capability due to numerous factors, including the size, weight and amount of the drill pipe on the rig. The intended well depth and the drill site conditions determine the amount of drill pipe and other equipment needed to drill a well. Generally, land rigs operate with crews of five to six persons.

Our Fleet of Drilling Rigs

        As of July 8, 2004, our rig fleet consists of 36 drilling rigs. We own all the rigs in our fleet. The following table sets forth information regarding utilization for our fleet of drilling rigs:

	Years ended March 31,
	2004	2003	2002	2001	2000	1999
Average number of rigs for the period	27.3	22.3	18.0	10.5	6.6	6.0
Average utilization rate	88%	79%	82%	91%	66%	66%

        The following table sets forth information regarding our drilling fleet:

Rig Number	Rig Design	Approximate Drilling Depth Capability (feet)	Current Location	Type	Horse Power
1	Cabot 750E	9,500	South Texas	Electric	750
2	Cabot 750E	9,500	South Texas	Electric	750
3	National 110 UE	18,000	South Texas	Electric	1,500
4	RMI 1000 E	15,000	South Texas	Electric	1,000
5	Brewster N-46	12,000	North Texas	Mechanical	1,000
6	Brewster DH-4610	13,000	East Texas	Mechanical	750
7	National 110 UE	18,000	South Texas	Electric	1,500
8	National 110 UE	18,000	East Texas	Electric	1,500
9	Gardner-Denver 500	11,000	East Texas	Mechanical	700
10	Brewster N-46	12,000	East Texas	Mechanical	1,000
11	Brewster N-46	12,000	South Texas	Mechanical	1,000
12	IRI Cabot 900	12,500	South Texas	Mechanical	900
14	Brewster N-46	12,000	South Texas	Mechanical	1,000
15	Cabot 750	9,500	South Texas	Mechanical	750
16	Cabot 750	9,500	South Texas	Mechanical	750
17	Ideco 725	12,000	East Texas	Mechanical	750
18	Brewster N-75	12,000	East Texas	Mechanical	1,000
19	Brewster N-75	12,000	East Texas	Mechanical	1,000
20	BDW 800	13,500	East Texas	Mechanical	1,000
21	National 110 UE	18,000	South Texas	Electric	1,500
22	Ideco 725	12,000	East Texas	Mechanical	750
23	Ideco 725	12,000	North Texas	Mechanical	750
24	National 110 UE	18,000	South Texas	Electric	1,500
25	National 110 UE	18,000	East Texas	Electric	1,500
26	Oilwell 840 E	18,000	South Texas	Electric	1,500
27	IRI Cabot 1200 M	13,500	South Texas	Mechanical	1,300
28	Oilwell 760 E	15,000	South Texas	Electric	1,000
29	Brewster N-46	12,000	North Texas	Mechanical	1,000
30	Mid Cont U36A	11,000	North Texas	Mechanical	750
31	Brewster N-7	11,500	East Texas	Mechanical	750
32	Brewster N-75	13,500	East Texas	Mechanical	1,000
33	Brewster N-95	13,500	East Texas	Mechanical	1,200
34	All-Rig 900	12,000	East Texas	Mechanical	900
35	RMI 1000	13,500	East Texas	Mechanical	1,000
36	Brewster N-7	11,500	East Texas	Mechanical	750
37	Brewster N-95	13,500	East Texas	Mechanical	1,200

        As of July 8, 2004, we owned a fleet of 52 trucks and related transportation equipment that we use to transport our drilling rigs to and from drilling sites. By owning our own trucks, we reduce the cost of rig moves and reduce downtime between rig moves.

        We believe that our drilling rigs and other related equipment are in good operating condition. Our employees perform periodic maintenance and minor repair work on our drilling rigs. We rely on various oilfield service companies for major repair work and overhaul of our drilling equipment when needed. We also engage in periodic improvement of our drilling equipment. In the event of major breakdowns or mechanical problems, our rigs could be subject to significant idle time and a resulting loss of revenue if the necessary repair services are not immediately available.

Drilling Contracts

        As a provider of contract land drilling services, our business and the profitability of our operations depend on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The oil and gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. During periods of lower levels of drilling activity, price competition tends to increase and results in decreases in the profitability of daywork contracts. In this lower level drilling activity and competitive price environment, we may be more inclined to enter into turnkey and footage contracts that expose us to greater risk of loss without commensurate increases in potential contract profitability.

        We obtain our contracts for drilling oil and gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis. The contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Generally, our contracts provide for the drilling of a single well and typically permit the customer to terminate on short notice, usually on payment of an agreed fee.

        The following table presents, by type of contract, information about the total number of wells we completed for our customers during each of the last three fiscal years.

	Year Ended March 31,
	2004	2003	2002
Daywork	205	119	150
Turnkey	92	78	9
Footage	13	5	6

Total number of wells	310	202	165

        Daywork Contracts.    Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is used. Daywork drilling contracts specify the equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of the out-of-pocket drilling costs and we generally bear no part of the usual risks associated with drilling, such as time delays and unanticipated costs.

        Turnkey Contracts.    Under a turnkey contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. We provide technical expertise and engineering services, as well as most of the equipment and drilling supplies required to drill the well. We often subcontract for related services, such as the provision of casing crews, cementing and well logging. Under typical turnkey drilling arrangements, we do not receive progress payments and are paid by our customer only after we have performed the terms of the drilling contract in full.

        The risks to us under a turnkey contract are substantially greater than on a well drilled on a daywork basis. This is primarily because under a turnkey contract we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalations and personnel. We employ or contract for engineering expertise to analyze seismic, geologic and drilling data to identify and reduce some of the drilling risks we assume. We use the results of this analysis to evaluate the risks of a proposed contract and seek to account for such risks in our bid preparation. We believe that our operating experience, qualified drilling personnel, risk management program, internal engineering expertise and access to proficient third-party engineering contractors have allowed us to reduce some of the risks inherent in turnkey drilling operations. We also maintain insurance coverage against some, but not all, drilling hazards. However, the occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey jobs could have a material adverse effect on our financial position and results of operations.

        Footage Contracts.    Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. Similar to a turnkey contract, the risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. As with turnkey contracts, we manage this additional risk through the use of engineering expertise and bid the footage contracts accordingly, and we maintain insurance coverage against some, but not all, drilling hazards. However, the occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a material adverse effect on our financial position and results of operations.

Customers and Marketing

        We market our rigs to a number of customers. In fiscal 2004, we drilled wells for 88 different customers, compared to 64 customers in fiscal 2003 and 48 customers in fiscal 2002. Forty-nine of our customers in fiscal 2004 were customers for whom we had not drilled any wells in fiscal 2003. The following table shows our three largest customers as a percentage of our total contract drilling revenue for each of our last three fiscal years.

Customer	Total Contract Drilling Revenue Percentage
Fiscal 2004
Chinn Exploration	11%
Dale Operating Company	6%
Medicine Bow Energy Corporation	5%
Fiscal 2003
Gulf Coast Energy Associates	11%
Apache Corporation	7%
Suemaur Exploration & Production, L.L.C.	5%
Fiscal 2002
Dominion Exploration & Production, Inc.	14%
Kerr-McGee Oil & Gas Onshore, L.L.C.	12%
Pogo Producing Company	11%

        We primarily market our drilling rigs through employee marketing representatives. These marketing representatives use personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and gas wells in the near future in our South, East and North Texas market areas. Once we have been placed on the "bid list" for an operator, we will typically be given the opportunity to bid on most future wells for that operator in the areas in which we operate. Our rigs are typically contracted on a well-by-well basis.

        From time to time we also enter into informal, nonbinding commitments with our customers to provide drilling rigs for future periods at specified rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the contract land drilling services business during times of tightening rig supply.

Competition

        We encounter substantial competition from other drilling contractors. Our primary market areas of South, East and North Texas are highly fragmented and competitive. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

        The drilling contracts we compete for are usually awarded on the basis of competitive bids. Our principal competitors are Grey Wolf, Inc., Helmerich & Payne, Inc. and Patterson-UTI Energy, Inc. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

  •
  the type and condition of each of the competing drilling rigs;

  •
  the mobility and efficiency of the rigs;

  •
  the quality of service and experience of the rig crews;

  •
  the safety records of the rigs;

  •
  the offering of ancillary services; and

  •
  the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

        While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors.

        Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs in a particular region short-lived.

        Many of our competitors have greater financial, technical and other resources than we do. Their greater capabilities in these areas may enable them to:

  •
  better withstand industry downturns;

  •
  compete more effectively on the basis of price and technology;

  •
  better retain skilled rig personnel; and

  •
  build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

Raw Materials

        The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. We do not rely on a single source of supply for any of these items. While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies during periods of high demand.

Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could have a material adverse effect on our financial condition and results of operations.

Operating Risks and Insurance

        Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

  •
  blowouts;

  •
  fires and explosions;

  •
  loss of well control;

  •
  collapse of the borehole;

  •
  lost or stuck drill strings; and

  •
  damage or loss from natural disasters.

        Any of these hazards can result in substantial liabilities or losses to us from, among other things:

  •
  suspension of drilling operations;

  •
  damage to, or destruction of, our property and equipment and that of others;

  •
  personal injury and loss of life;

  •
  damage to producing or potentially productive oil and gas formations through which we drill; and

  •
  environmental damage.

        We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance to support their indemnification obligations. We can offer no assurance that our insurance or indemnification arrangements will adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

        Our current insurance coverage includes property insurance on our rigs, drilling equipment and real property. Our insurance coverage for property damage to our rigs and to our drilling equipment is based on our estimate, as of October 2003, of the cost of comparable used equipment to replace the insured property. The policy provides for a deductible on rigs of $50,000 or $100,000 (depending on the rig) per occurrence. Our third-party liability insurance coverage is $26 million per occurrence and in the aggregate, with a deductible of $110,000 per occurrence. We believe that we are adequately insured for public liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

        In addition, we generally carry insurance coverage to protect against certain hazards inherent in our turnkey and footage contract drilling operations. This insurance covers "control-of-well," including blowouts above and below the surface, redrilling, seepage and pollution. This policy provides coverage of $3 million, $5 million or $10 million, depending on the area in which the well is drilled and its target depth. This policy also provides care, custody and control insurance, with a limit of $250,000.

Employees

        We currently have approximately 950 employees. Approximately 127 of these employees are salaried administrative or supervisory employees. The rest of our employees are hourly employees who operate or maintain our drilling rigs and rig-hauling trucks. The number of hourly employees fluctuates depending on the number of drilling projects we are engaged in at any particular time. None of our employment arrangements are subject to collective bargaining arrangements.

        Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. Although we have not encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. While we believe our wage rates are competitive and our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. The occurrence of either of these events for a significant period of time could have a material and adverse effect on our financial condition and results of operations.

Facilities

        We own our headquarters building in San Antonio, Texas. We also own a 15-acre division office, rig storage and maintenance yard in Corpus Christi, Texas and own a 4-acre trucking department office, storage and maintenance yard in Kilgore, Texas. We lease a six-acre division office, storage and maintenance yard in Henderson, Texas, at a cost of $3,700 per month, pursuant to a lease extending through March 2006. We also lease a 43-acre division office and storage yard in Decatur, Texas, at a cost of $800 per month, pursuant to a lease extending through September 2006, and a trucking department office, storage and maintenance yard in Alice, Texas at a cost of $4,500 per month, pursuant to a lease extending through July 2006. We believe these facilities are adequate to serve our current and anticipated needs.

Governmental Regulation

        Our operations are subject to stringent laws and regulations relating to containment, disposal and controlling the discharge of hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. In addition, our operations are often conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids or contaminated water or for noncompliance with other aspects of applicable laws. We are also subject to the requirements of OSHA and comparable state statutes. The OSHA hazard communication standard, the Environmental Protection Agency "community right-to-know" regulations under Title III of the Federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens.

        Environmental laws and regulations are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and can impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. We may also be exposed to environmental or other liabilities originating from businesses and assets that we purchased from others. Compliance with applicable environmental laws and regulations has not, to date, materially affected our capital expenditures, earnings or competitive position, although compliance measures have added to our costs of operating drilling equipment in some instances. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current environment control regulations. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

        In addition, our business depends on the demand for land drilling services from the oil and gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

Legal Proceedings

        Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers' compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our executive officers and directors as of June 28, 2004:

Name	Age	Position Held
Wm. Stacy Locke (1)	48	Director, President and Chief Executive Officer
Franklin C. West	64	Executive Vice President and Chief Operating Officer
William D. Hibbetts	55	Senior Vice President, Chief Financial Officer and Secretary
Donald G. Lacombe	50	Senior Vice President—Marketing
Michael E. Little (2)	49	Chairman of the Board
C. Robert Bunch (2)(3)(4)	49	Director
Dean A. Burkhardt (3)(4)(5)(6)	54	Director
James M. Tidwell (3)(4)(5)	57	Director
C. John Thompson (1)(3)(4)(6)	51	Director
Michael F. Harness (5)(6)	50	Director

(1)
Class II director whose term expires at the 2006 Annual Meeting of the Shareholders.
(2)
Class III director whose term expires at the 2004 Annual Meeting of the Shareholders.
(3)
Member of the Audit Committee. Mr. Tidwell's service on our audit committee will terminate immediately prior to our 2004 annual meeting.
(4)
Member of the Compensation Committee.
(5)
Class I director whose term expires at the 2005 Annual Meeting of the Shareholders.
(6)
Member of the Nominating and Corporate Governance Committee.

        Wm. Stacy Locke has served as one of our directors since May 1995. He has been our President and Chief Executive Officer since December 2003 and was our President and Chief Financial Officer from August 2000 to December 2003. He previously served as our President and Chief Operating Officer from November 1998 to August 2000 and as our President and Chief Executive Officer from May 1995 to November 1998. Prior to joining Pioneer, Mr. Locke was Vice President—Investment Banking with Arneson, Kercheville, Ehrenberg & Associates, Inc. from January 1993 to April 1995. He was Vice President—Investment Banking with Chemical Banking Corporation's Texas Commerce Bank from 1988 to 1992. He was Senior Geologist with Huffco Petroleum Corporation from 1982 to 1986. From 1979 to 1982, Mr. Locke worked for Tesoro Petroleum Corporation and Valero Energy as a Geologist.

        Franklin C. West has served as our Executive Vice President and Chief Operating Officer since January 2002. Prior to joining Pioneer, he was Vice President for Flournoy Drilling Company from 1967 until it was acquired by Grey Wolf, Inc. in 1997, and continued in the same capacity for Grey Wolf, Inc. until December 2001. Mr. West has over 40 years of experience in the drilling industry.

        William D. Hibbetts has served as our Senior Vice President, Chief Financial Officer and Secretary since December 2003 and served as one of our directors from June 1984 to May 2004. He previously served as our Senior Vice President, Chief Accounting Officer and Secretary from May 2002 to December 2003 and served as our Vice President, Chief Accounting Officer and Secretary from December 2000 to May 2002. He served as the Chief Financial Officer of International Cancer Screening Laboratories from March 2000 to December 2000. He worked as a consultant from June 1999 to March 2000. He served as the Chief Accounting Officer of Southwest Venture Management Company from July 1988 to May 1999. Mr. Hibbetts was the Treasurer/Controller of Gary Pools, Inc. from May 1986 to July 1988. He previously served as an officer of our company from January 1982 until May 1986. Before initially joining our company, Mr. Hibbetts served in various positions as an accountant with KPMG Peat Marwick LLP from June 1971 to December 1981, including as an audit manager from July 1978 to December 1981.

        Donald G. Lacombe has served as our Senior Vice President—Marketing since May 2002 and served as our Vice President—Marketing from August 2000 to May 2002. Prior to joining Pioneer, he was Contracts and Sales Manager for Grey Wolf, Inc.'s South Texas Division and for Flournoy Drilling Company from April 1993 to August 2000. Mr. Lacombe was an engineer with Dresser Magcobar from 1978 to 1993. He was an assistant geologist for TransOcean Oil from 1972 to 1975. Mr. Lacombe is a past President of the South Texas Chapter of the American Petroleum Institute and a past Chairman of the South Texas Chapter of the International Association of Drilling Contractors ("IADC").

        Michael E. Little has served as one of our directors and as our Chairman of the Board since November 1998. From November 1998 to December 2003 he served as our Chief Executive Officer. Mr. Little currently serves as President and Chief Executive Officer of WEDGE Group Incorporated, a position he has held since December 2003. Mr. Little served as President and Chief Executive Officer and as a director of Dawson Production Services, Inc. from March 1982 until it was acquired by Key Energy Services, Inc. in October 1998. He also served as Chairman of the board of Dawson Production Services, Inc. from March 1983 to October 1998. From 1980 to 1982, Mr. Little was Vice President of Cambern Engineering, Inc., a company that provided drilling and completion consulting services in the Texas Gulf Coast area. From 1976 to 1980, he was employed by Chevron USA as a drilling foreman and as a drilling engineer. Mr. Little is also a director of Intercontinental Bank Shares Corporation, a bank holding company.

        C. Robert Bunch has served as one of our directors since May 2004. Mr. Bunch has been an independent oil service consultant and investor since June 2003. Mr. Bunch served as President and Chief Operating Officer of Input/Output, Inc., a leading provider of geophysical equipment and services, from January 2003 to May 2003. Mr. Bunch served as Vice President and Chief Operating Officer of Input/Output, Inc. from October 2002 to December 2002. He served as Vice President and Chief Administrative Officer of Input/Output, Inc. from November 1999 to September 2002 and was a partner in the law firm of King & Pennington, L.L.P. from May 1997 to November 1999. He previously served as an associate in that law firm from April 1996 to May 1997. He served as an associate in the law firm of Scott, Douglas & McConnico, L.L.P. from June 1994 to June 1995. He served as Executive Vice President and Chief Operating Officer of OYO GeoSpace Corp. from December 1995 to April 1996 and as Senior Vice President and Chief Financial Officer from June 1995 to December 1995. He served as Senior Vice President and Chief Administrative Officer of Siberian American Oil Company from June 1992 to June 1994. He served as President and Chief Operating Officer of Tescorp, Inc. from November 1989 to March 1992 and as Senior Vice President and Chief Financial Officer from June 1985 to November 1989. He served as assistant controller of Hughes Tool Company from April 1981 to June 1985. He served on the audit staff of Deloitte & Touche from July 1977 to April 1981. Mr. Bunch has served as a director for Maverick Tube Corporation, a public company, since 1992 and serves as Chairman of its compensation committee and a member of its audit committee.

        Dean A. Burkhardt has served as one of our directors since October 26, 2001. Mr. Burkhardt has been an investor and consultant in the energy service industry during the last five years as well as a co-owner of Dubina Rose Ranch, Ltd, a ranch business engaged in the breeding and selling of American Quarter Horse Association registered horses and coastal hay. Since 1997, Mr. Burkhardt has provided consulting services regarding oil and gas projects in Bolivia and Argentina to Frontera Resources Corporation, a developer and operator of oil and gas projects in emerging markets, consulting services regarding investments in fuel cells and workover services to WEDGE from 1997-1998, and consulting services relating to the marketing of technical drilling engineering and quality management services to T. H. Hill & Associates, Inc., a drilling engineering and quality management services provider. Mr. Burkhardt co-founded Cheyenne Services, Inc. in 1979, a provider of oilfield tubular make-up, tubular inspection, and third-party quality assurance services, and Applied Petroleum Software, Inc. in 1983, a provider of production engineering software. From 1981 to 1982, Mr. Burkhardt was President and CEO of Tescorp Energy Services, a provider of hydraulic workover services, rental tools and tubular services.

        James M. Tidwell has served as one of our directors since March 2001. Mr. Tidwell currently serves as Vice President and Chief Financial Officer of WEDGE Group Incorporated, a position he has held since January 2000. From June 1999 to January 2000, Mr. Tidwell served as President of Daniel Measurement and Control, a division of Emerson Electric Company. From August 1996 to June 1999, he was Executive Vice President and Chief Financial Officer of Daniel Industries, Inc., a leading supplier of specialized equipment and systems to oil, gas and process operators and plants to measure and control the flow of fluids. For more than five years prior to joining Daniel Industries, Inc., Mr. Tidwell served as Senior Vice President and Chief Financial Officer of Hydril Company, a worldwide leader in engineering, manufacturing and marketing of premium tubular connections and pressure control devices for oil and gas drilling and production. Mr. Tidwell is also a director of T-3 Energy Services, Inc. and Link Energy LLC.

        C. John Thompson has served as one of our directors since May 2001. Mr. Thompson currently serves as Chairman and Chief Executive Officer of Ventana Capital Advisors, Inc., a company he founded in June 2004 to provide capital advisory services to upstream oil and gas producers. Mr. Thompson served as a Vice President of Constellation Energy, a position he held from August 2003 to May 2004. Mr. Thompson was a consultant from December 2001 to August 2003.     He was Vice President and Co-Manager of Enron Energy Capital Resources from February 2000 to December 2001. From September 1997 to February 2000, Mr. Thompson was a principal in Sagestone Capital Partners, which provided investment banking services to the oil and gas industry and portfolio management services to various institutional investors. From December 1990 to May 1997, Mr. Thompson held various positions with Enron Energy Capital Resources and its predecessor companies. From 1977 until 1990, Mr. Thompson worked in the energy banking industry.

        Michael F. Harness has served as one of our directors since May 2004. He replaced Mr. Hibbetts, who resigned as a director so we could add an independent director as required by The American Stock Exchange, or the AMEX. Mr. Harness currently serves as President and CEO of Osyka Corporation, an independent oil and gas company, which he founded, headquartered in Houston, Texas, a position he has held since August 1989. He served as Manager of Engineering for the Exploration and Production Group of Texas Eastern Corporation from January 1984 to July 1989. Mr. Harness served in various engineering positions for Amoco Production Company from January 1977 to April 1982.

        There are no family relations, of first cousin or closer, among the Company's directors or executive officers by blood, marriage or adoption. The board has determined that each of Messrs. Bunch, Burkhardt, Thompson and Harness are independent directors as defined by the AMEX. Mr. Locke is not independent because he is an employee of the Company, Mr. Little is not independent because he was an employee of the Company until December 2003 and is an officer of WEDGE Group Incorporated and Mr. Tidwell is not independent because he is an officer of WEDGE Group Incorporated, although Mr. Tidwell has been approved by the AMEX to be on the audit committee pursuant to an exception to its general listing standards.

        In connection with our sale of various securities to WEDGE, we have agreed that, as long as WEDGE owns at least 10% of our outstanding capital stock, we will support and cause to be placed on the ballot at any election of directors one person designated by WEDGE who shall be a nominee to our board of directors, but only if it is necessary to cause at least one WEDGE board nominee to continue as a director after such election. As long as WEDGE owns at least 25% of our outstanding capital stock, we will support and cause to be placed on the ballot at any election of directors up to three persons designated by WEDGE who shall be nominees to our board of directors, but only if necessary to cause at least three WEDGE board nominees to continue as directors after such election. If WEDGE has three nominees on the board of directors, at least one must be an individual with no affiliation to WEDGE or its affiliates. The nominee, if elected, will serve as an independent outside director. Additionally, at least one of WEDGE's board nominees is required to be appointed to serve on our audit committee and compensation committee. In addition, Messrs. Little and Locke have executed a voting agreement which obligates them to vote the shares of common stock they own in favor of any WEDGE director nominee or nominees. The offering of shares by WEDGE and us will not decrease WEDGE's ownership percentage below the 25% threshold described above which they must meet to be entitled to nominate three persons to our board of directors, unless the underwriters exercise their over-allotment option for more than approximately 86,629 shares. Even if the underwriters exercise their over-allotment option in full, WEDGE would still hold more than 10% of our outstanding capital stock after the offering, which would entitle them to nominate one person to our board of directors. See "Certain Relationships and Related Transactions—Transactions with WEDGE Energy Services, L.L.C." Mr. Little and Mr. Tidwell are WEDGE nominees to our board of directors. Mr. Burkhardt is a WEDGE nominee to our board of directors and our audit and compensation committee. Mr. Burkhardt is not affiliated with WEDGE.

Director Compensation

        We pay to each of our nonemployee directors fees for service on our board or committees of our board as follows:

Board Member Fees:
Chairman's annual retainer	$30,000
Member's annual retainer	$20,000
Each meeting attended in person	$1,000
Each meeting attended by telephone	$500
Subcommittee meeting attended in person	$500
Subcommittee meeting attended by telephone	$250
Audit Committee Fees:
Chairman's annual retainer	$10,000
Member's annual retainer	$4,000
Each meeting attended in person	$1,000
Each meeting attended by telephone	$500
Subcommittee meeting attended in person	$1,000
Subcommittee meeting attended by telephone	$500
Compensation Committee Fees:
Chairman's annual retainer	$2,000
Member's annual retainer	$1,000
Each meeting attended in person	$500
Each meeting attended by telephone	$250
Nominating and Corporate Governance Committee Fees:
Chairman's annual retainer	$2,000
Member's annual retainer	$1,000
Each meeting attended in person	$500
Each meeting attended by telephone	$250

        If a board meeting and a committee meeting are held on the same day, the committee meeting fee is one-half of the regular committee meeting fee. We also grant nonemployee directors options to purchase 10,000 shares of common stock upon initially becoming a director and 5,000 shares of common stock in each subsequent year pursuant to our 1995, 1999 and 2003 Incentive Plans. We reimburse all directors for out-of-pocket expenses they incur in connection with attending board and board committee meetings or otherwise in their capacity as directors.

        We expect each director to make every effort to attend each board meeting, each meeting of any committee on which he sits and the annual meeting of shareholders. Attendance in person at board and committee meetings is preferred but not required and attendance by teleconference is permitted if necessary. All of our directors attended last year's annual meeting, except Mr. White who resigned as a director in May 2004.

Compensation Committee Interlocks and Insider Participation

        Messrs. Thompson, Burkhardt and Tidwell served on our compensation committee over the last fiscal year. No member of the compensation committee was (1) an officer or employee of the Company or a subsidiary of the Company during that period, (2) formerly an officer of the Company or a subsidiary of the Company or (3) had any relationship required to be disclosed pursuant to Item 404 of Regulation S-K, except that Mr. Tidwell serves as the Vice President and Chief Financial Officer of WEDGE Group Incorporated, which through an affiliate, WEDGE, holds approximately $27 million of our $28 million outstanding aggregate principal amount of 6.75% convertible debentures, which debentures are convertible into 6,5000,000 shares of common stock at $4.31 per share. Mr. Tidwell is also Vice President of WEDGE. Mr. Tidwell is not independent because he is an officer of WEDGE Group Incorporated and was appointed to our compensation committee as a WEDGE nominee in connection with our sale of various securities to WEDGE. See also "Certain Relationships and Related Transactions" below for further information regarding the transactions with WEDGE.

        During the 2004 fiscal year, none of our executive officers (1) served as a member of a compensation committee of another company, one of whose executive officers served on our compensation committee; (2) a director of another company, one of whose executive officers served on our compensation committee; or (3) a member of a compensation committee of another company, one of whose executive officers served as one of our directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the compensation we paid or accrued for services performed during the fiscal years ended March 31, 2004, 2003 and 2002 by our Chief Executive Officer, our former Chief Executive Officer and our three other most highly compensated executive officers (the "named executive officers"). No other officer was paid compensation in excess of $100,000 during any of those fiscal years.

Annual Compensation
Name and Principal Position	Fiscal Year					Securities Underlying Options
		Salary (1)		Bonus
Michael E. Little (2) Chief Executive Officer (November 1998 through December 2003)	2004 2003 2002	$ $ $	180,956 164,340 162,440	$	— — 78,843	250,000 — —
Wm. Stacy Locke President and Chief Executive Officer (December 2003 - current)	2004 2003 2002	$ $ $	250,057 164,340 162,440	$	— — 78,843	110,000 — —
Franklin C. West Executive Vice President and Chief Operating Officer (3)	2004 2003 2002	$ $ $	187,000 185,500 41,885	$ $ $	50,000 50,000 50,000	100,000 — 450,000
William D. Hibbetts Senior Vice President, Chief Financial Officer and Secretary	2004 2003 2002	$ $ $	138,654 117,854 108,840	$	— — 27,210	125,000 — —
Donald G. Lacombe Senior Vice President—Marketing	2004 2003 2002	$ $ $	120,000 120,000 112,703	$	— — 19,047	100,000 — 50,000

(1)
Includes vehicle allowances, when applicable, included in annual compensation, but excludes the value of perquisites and other personal benefits for the named executive officers because the aggregate amounts did not exceed 10% of the total annual salary and bonus reported for the named executive officers.
(2)
Mr. Little's employment as Chief Executive Officer of our company terminated on December 8, 2003. However, he still serves as the chairman of our board of directors.
(3)
Mr. West's employment with our company began on January 1, 2002.

Option Grants in Last Fiscal Year

        Options were granted to the named executive officers during the fiscal year ended March 31, 2004 as follows:

	Individual Grants						Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year		Exercise or Base Price Per Share		Expiration Date	5%		10%
Michael E. Little	250,000	25.0%			$4.65	8/28/2013		$731,090		$1,852,726
Wm. Stacy Locke	100,000 10,000	10.0 1.0	% %	$ $	3.67 4.77	11/29/2013 1/4/2014	$ $	230,804 29,998	$ $	584,903 76,022
Franklin C. West	100,000	10.0%			$4.77	1/4/2014		$299,983		$760,215
William D. Hibbetts	50,000 75,000	5.0 7.5	% %	$ $	3.70 4.77	4/20/2013 1/4/2014	$ $	116,346 224,987	$ $	294,842 570,161
Donald G. Lacombe	50,000 50,000	5.0 5.0	% %	$ $	3.70 4.77	4/20/2013 1/4/2014	$ $	116,346 149,991	$ $	294,842 380,108

Stock Option Exercises and 2004 Fiscal Year-End Option Values

        The following table details the number and value of securities exercised during the year ended March 31, 2004 by the named executive officers and of securities underlying unexercised options held by the named executive officers at March 31, 2004.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End
					Value of Unexercised In-the-Money Options at Fiscal Year End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Little	650,000	$4,062,500	—	250,000	—	$500,000
Wm. Stacy Locke	—	—	400,000	110,000	$2,510,000	$316,800
Franklin C. West	—	—	350,000	200,000	$1,277,500	$553,000
William D. Hibbetts	15,000	$29,400	—	135,000	—	$332,500
Donald G. Lacombe	10,000	$25,996	38,334	76,666	$120,335	$187,165

(1)
Based on the closing price per share for our common stock on the AMEX on March 31, 2004.

Employment Agreement

        On April 25, 1995, we executed an Employment Agreement with Mr. Locke and have since amended it twice. Mr. Locke signed the Second Amendment to the Executive Employment Agreement on August 21, 2000, with an initial term ending April 30, 2003; however, the agreement is automatically renewed after each one-year employment term. The agreement, as amended, specifies a minimum annual base salary of $150,000 and provides for a discretionary incentive bonus.

        Under the agreement, if Mr. Locke were to resign as one of our directors, the agreement provides that upon Mr. Locke's request, we would reappoint him to serve on our board of directors until the next annual meeting. Furthermore, following such reappointment, we would take all reasonable steps to make certain that Mr. Locke appeared on the authorized slate of nominees for our board of directors at all annual or special meetings of stockholders to vote for the election of directors.

        If we were to terminate Mr. Locke without cause, as defined in the agreement, Mr. Locke would be entitled to be paid $150,000. In the event of Mr. Locke's death, we would pay his estate any and all of his unpaid annual base salary and accrued benefits due to Mr. Locke through the date of his death. In addition, we would also pay his estate the annual base salary he would have earned for a period of ninety days following the date of his death and a pro rata amount of any discretionary bonus and any other amounts attributable to any bonus, incentive or similar program paid to Mr. Locke for the prior contract year, in the time and the manner that Mr. Locke would have been paid such compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows the beneficial ownership of our common stock as of June 30, 2004 by (1) each person we know who beneficially owns more than 5% of the outstanding shares of our common stock, (2) each of our directors, (3) our chief executive officer and each of our other executive officers named in the summary compensation table in this prospectus and (4) all our directors and executive officers as a group. All persons listed in the table below have sole voting and investment power with respect to their shares unless otherwise indicated. As of June 30, 2004, there were 27,300,126 shares of common stock outstanding. The number of shares and percentage of ownership for each person or entity listed assumes that options exercisable within 60 days are outstanding, unless otherwise indicated. For all executive officers and directors, as a group, the table assumes all the options for the group that are exercisable within 60 days are outstanding, unless otherwise indicated.

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number		Percent of Class
WEDGE Energy Services, L.L.C. and Mr. Issam M. Fares 1415 Louisiana, Suite 3000 Houston, Texas 77002	13,505,508	(1)(2)	40.24%
Chesapeake Energy Corporation 6100 N. Western Ave. Oklahoma City, OK 73154-0496	5,333,333	(3)	19.54%
T.L.L. Temple Foundation 109 Temple Blvd., Suite 300 Lufkin, Texas 75901-7321	1,799,647	(4)	6.59%
Temple Interests, L.P. 109 Temple Blvd., Suite 300 Lufkin, Texas 75901-7321	199,391	(4)	*
Wm. Stacy Locke	1,170,480	(5)	4.23%
Michael E. Little	1,092,715	(6)	3.99%
William D. Hibbetts	163,279	(7)	*
James M. Tidwell	25,000	(8)	*
C. John Thompson	25,000	(9)	*
Dean A. Burkhardt	20,000	(10)	*
C. Robert Bunch	10,000	(11)	*
Michael F. Harness	10,000	(12)	*
Franklin C. West	368,500	(13)	1.33%
Donald G. Lacombe	60,501	(14)	*
All executive officers and directors as a group (10 persons)	2,945,475	(15)	10.41%

*
Less than 1%
(1)
Based on information included in a Schedule 13D that WEDGE Energy Services, L.L.C. and Mr. Issam M. Fares filed, as amended on July 9, 2002, as well as a review of our records. WEDGE has advised us that Mr. Fares is the ultimate beneficial owner of all the outstanding ownership interests of WEDGE. The Schedule 13D states that Mr. Tidwell is an officer of WEDGE. Mr. Little is also an officer of WEDGE.
(2)
Includes 6,264,501 shares of common stock which would be issued if WEDGE converts the convertible subordinated debentures we issued to WEDGE in July 2002. WEDGE has agreed to convert those debentures into 6,264,501 shares of our common stock immediately prior to the closing of this offering.
(3)
Based on information included in a Schedule 13D that Chesapeake Energy Corporation filed on March 31, 2003.

(4)
Based on information included in a Schedule 13D that T.L.L. Temple Foundation, Temple Interests, L.P., and other related parties filed on August 16, 2001. The Schedule 13D indicates that the entities, including T.L.L. Temple Foundation and Temple Interests, L.P., may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.
(5)
Includes 25,387 shares of common stock owned by members of Mr. Locke's immediate family and options to purchase 400,000 shares of common stock.
(6)
Includes options to purchase 83,333 shares of our common stock.
(7)
Includes options to purchase 16,667 shares of common stock.
(8)
Includes options to purchase 25,000 shares of common stock.
(9)
Includes options to purchase 25,000 shares of common stock.
(10)
Includes options to purchase 20,000 shares of common stock.
(11)
Includes options to purchase 10, 000 shares of common stock.
(12)
Includes options to purchase 10,000 shares of common stock.
(13)
Includes options to purchase 350,000 shares of common stock.
(14)
Includes options to purchase 60,001 shares of common stock.
(15)
Includes options to purchase 1,000,001 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with WEDGE Energy Services, L.L.C.

        On October 9, 2001, we issued a 6.75% five-year $18 million convertible subordinated debenture due July 3, 2007, Series A, to WEDGE. The debenture was convertible into 4,500,000 shares of common stock at $4.00 per share. We used approximately $9 million of the proceeds to complete the construction of two drilling rigs. We used approximately $6 million to reduce a $12 million credit facility. We used the balance of the proceeds for drilling equipment and working capital. On July 3, 2002, we issued an additional $10 million of 6.75% convertible subordinated debt to WEDGE with an effective conversion rate of $5.00 per share. The transaction was effected by an agreement between us and WEDGE under which WEDGE agreed to provide the additional $10 million in financing and to cancel the previously issued debenture in the principal amount of $18 million in exchange for $28 million in new 6.75% convertible subordinated debentures. The new debentures are convertible into 6,496,519 shares of common stock at $4.31 per share, which resulted from a pro rata blending of the $5.00 conversion rate of the new $10 million financing and the $4.00 conversion rate of the $18 million debenture being cancelled. WEDGE funded $7 million of the $10 million on July 3, 2002 and $2 million on July 29, 2002. William H. White, one of our former directors and the then President of WEDGE, purchased the remaining $1 million on July 29, 2002. We used $7 million of the proceeds from the new debt to pay down other outstanding bank debt and $3 million for the purchase of drilling equipment. The new debentures are subject to call provisions under which we could, at our option, prepay the new debentures after July 3, 2004, at 105% of principal through July 2, 2005, 104% through July 2, 2006, 103% through July 2, 2007, and 100% thereafter.

        At our 2001 annual meeting, we adopted a proposal to institute a staggered board of directors. As a result, we have modified our voting agreement with WEDGE so that, as long as WEDGE owns at least 10% of our outstanding capital stock, we will support and cause to be placed on the ballot at any election of directors, one person designated by WEDGE who shall be a nominee to our board of directors, but only if it is necessary to cause at least one WEDGE board nominee to continue as a director after such election. As long as WEDGE owns at least 25% of our outstanding capital stock, we will support and cause to be placed on the ballot at any election of directors up to three persons designated by WEDGE who shall be nominees to our board of directors, but only if necessary to cause at least three WEDGE board nominees to continue as directors after such election. If WEDGE has three nominees on the board of directors, at least one must be an individual with no affiliation to WEDGE or its affiliates. That nominee, if elected, will serve as an independent outside director. Additionally, at least one of WEDGE's board nominees is required to be appointed to serve on our audit committee and compensation committee. The offering of shares by WEDGE and us will not decrease WEDGE's ownership percentage below the 25% threshold described above, which they must meet to be entitled to nominate three persons to our board of directors, unless the underwriters exercise their over-allotment option for more than approximately 86,629 shares. Even if the underwriters exercise their over-allotment option in full, WEDGE would still hold more than 10% of our outstanding capital stock after the offering, which would entitle them to nominate one person to our board of directors pursuant to the agreement.

        WEDGE owns 7,241,007 shares of our common stock, which constitutes approximately 26.52% of our issued and outstanding common stock. Upon full conversion of the convertible subordinated debentures that WEDGE holds into shares of our common stock, WEDGE would own 13,505,508 shares of our common stock, which would constitute approximately 40.24% of our outstanding common stock, assuming no other issuances of common stock prior to the full conversion of the new debenture. WEDGE has agreed to convert the $27 million of our 6.75% convertible subordinated debentures, due July 3, 2007, which it holds into 6,264,501 shares of our common stock immediately prior to the closing of this offering. Mr. William H. White has also agreed to convert the remaining $1 million of our 6.75% convertible subordinated debentures into 232,018 shares of our common stock immediately prior to the closing of this offering. WEDGE is also selling 4,000,000 shares of our common stock (4,582,018 if the underwriters exercise their over-allotment option in full) which it holds pursuant to the offering described in this prospectus. Assuming WEDGE and Mr. White convert the debentures, as described above, and WEDGE sells 4,000,000 shares of our common stock and we also sell 4,000,000 shares of our common stock, WEDGE will beneficially own 9,505,508 shares of our common stock, which would constitute approximately 25.2% of our outstanding common stock.

        We have granted WEDGE demand registration rights and piggyback registration rights in connection with our sales of shares of common stock to WEDGE, including any common stock that may be issued to WEDGE as the result of any conversion of the new debenture. These rights generally obligate us to cause the registration of the shares of common stock that WEDGE holds upon WEDGE's request; however, while WEDGE can cause us to effect the registration of its shares an unlimited number of times under its piggyback registration rights, WEDGE can only cause us to effect the registration of its shares four times under its demand registration rights. We are effecting the registration of the shares that WEDGE is selling pursuant to its demand registration rights.

Transaction with Chesapeake Energy Corporation

        On March 31, 2003, we sold 5,333,333 shares of our common stock to Chesapeake for $20,000,000 ($3.75 per share), before related offering expenses. In connection with that sale, we granted Chesapeake a preemptive right to acquire equity securities we may issue in the future, under specified circumstances, in order to permit Chesapeake to maintain its proportionate ownership of our outstanding shares of common stock. Promptly after we file the registration statement of which this prospectus is a part with the SEC, we will provide Chesapeake with notice of our intent to sell shares of our common stock in this offering. Chesapeake will then have 10 days to provide us with a notice of intent to exercise or not to exercise its preemptive rights with respect to shares we offer in this offering.

        In connection with the March 31, 2003 sale transaction, we also granted Chesapeake a right, under certain circumstances, to request registration of its shares under the Securities Act of 1933. In accordance with the provisions of our agreement with Chesapeake, we have obtained a written waiver from Chesapeake of its right to include shares in this offering.

        As of June 30, 2004, Chesapeake owned approximately 19.5% of our outstanding common stock.

SELLING SHAREHOLDERS

        This prospectus covers the resale of 4,582,018 shares of our common stock held by the selling shareholders identified below. The selling shareholders acquired the shares from us in private placements. We are registering the resales of the shares offered by the selling shareholders in part to satisfy demand registration rights held by WEDGE and piggyback registration rights held by William H. White. We will bear the expenses incurred in connection with the registration of the shares of our common stock being offered by the selling shareholders pursuant to this prospectus. The following table sets forth:

  •
  the names of the selling shareholders;

  •
  the number and percent of shares of our common stock that each of the selling shareholders beneficially owned as of July 8, 2004, before the offering for resale of the shares under this prospectus but assuming the full conversion of our 6.75% convertible subordinated debentures into 6,496,519 shares of our common stock;

  •
  the number of shares of our common stock that may be offered for resale for the account of the selling shareholders under this prospectus; and

  •
  the number and percent of shares of our common stock to be beneficially owned by the selling shareholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling shareholders and the underwriters over-allotment option is not exercised) and assuming the full conversion of our 6.75% convertible subordinated debentures into 6,496,519 shares of our common stock.

        The number of shares in the column "Number of Shares Offered" represents all of the shares that each selling shareholder may offer under this prospectus assuming no exercise of the underwriters' over-allotment option. None of the selling shareholders named below has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted in the footnotes to the table below. This table is prepared solely based on information supplied to us by the listed selling shareholders. The applicable percentages of beneficial ownership are based on an aggregate of shares of our common stock issued and outstanding on June 30, 2004, adjusted as may be required by rules of the SEC.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering
Selling Shareholders			Number of Shares Offered
	Number	Percent		Number	Percent
WEDGE Energy Services (1)(2)	13,505,508	40.0%	4,000,000	9,505,508	25.2%
Michael E. Little (3)	1,092,715	3.2%	350,000	842,715	2.2%
William H. White (4)	257,018	*	232,018	25,000	*

*
Less than 1%.
(1)
WEDGE has granted the underwriters the right to purchase up to 687,302 additional shares of common stock to cover over-allotments.
(2)
See "Certain Relationships and Related Transactions—Transactions with WEDGE Energy Services, L.L.C." for a description of a voting agreement between WEDGE and us.
(3)
Mr. Little is the chairman of our board of directors and was our chief executive officer from November 1998 until December 2003. He is also the President and Chief Executive Officer of WEDGE Group Incorporated, one of our affiliates.
(4)
Mr. White was a director of our company from May 2000 until May 2004 and was the President and Chief Executive Officer of WEDGE Group Incorporated, one of our affiliates, from April 1997 through December 2003. Shares shown include 15,000 shares which are issuable pursuant to options which are exercisable within 60 days of July 8, 2004.

DESCRIPTION OF CAPITAL STOCK

        The following description of our common stock, Articles of Incorporation, as amended, and our Amended and Restated Bylaws are summaries thereof and are qualified by reference to Articles of Incorporation, as amended, and our Amended and Restated Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.10 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. Our shares of common stock are listed on the AMEX.

Common Stock

        Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our Articles of Incorporation deny shareholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

        In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our company available for distribution to our shareholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

        Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements.

Preferred Stock

        We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, which may be divided into and issued in one or more series, the relative rights and preferences of which series may vary in any and all respects. Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series and to determine the number of shares, designations, dividend rights, voting power, redemption rights, liquidation preferences, sinking funds, conversion rights, repurchase options and other terms of any such series.

        The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments on liquidation and could have the effect of delaying, deferring or preventing a change in control of us.

Classification of Board of Directors and Certain Potential Anti-takeover Effects

        Our board of directors is divided into three classes, as nearly equal in number as possible, serving staggered three-year terms and until their successors are elected and qualified. The term of a member of our board of directors may be shortened by death, resignation, or removal from office.

        Classification of our board of directors could:

  •
  make it more difficult for a substantial shareholder to rapidly change control of us;

  •
  entrench management;

  •
  make it more difficult to effect a merger or similar transaction even if the transaction is favored by a majority of independent shareholders; and

  •
  discourage actions to acquire control of us by extending the time needed to effect a change in control of the board of directors because only a minority of the directors are elected at each annual meeting.

Advance Notice Requirement for Shareholder Meetings

        Our bylaws establish advance-notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual or special meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, subject to some exceptions, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary proper written notice of the proposal not later than the close of business on the 90th day and not earlier than the 180th day before the anniversary date of the immediately preceding annual meeting. If the chairman of our board of directors, a majority of our board of directors or our chief executive officer calls a special meeting of shareholders for the election of directors, a shareholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 180 days prior to that special meeting and not later than the last to occur of the close of business on (1) the 90th day prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting.

        The advance-notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Transfer Agent and Registrar

        Registrar & Transfer Company is the transfer agent and registrar for our common stock.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters named below, each of the underwriters named below have severally agreed to purchase from us and the selling shareholders the respective number of shares of common stock indicated in the following table.

Underwriters	Number of Shares
Jefferies & Company, Inc.	[	]
Raymond James & Associates, Inc.	[	]
Johnson Rice & Company L.L.C.	[	]
Sterne, Agee & Leach, Inc.	[	]

Total	8,582,018

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock from us and the selling shareholders depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us and the selling shareholders to the underwriters are true;

  •
  there has been no material adverse change in our condition or in the financial markets; and

  •
  we and the selling shareholders deliver to the underwriters the customary closing documents.

Over-Allotment Option

        The underwriters have a 30-day option after the date of the underwriting agreement to purchase, in whole or in part, an additional 600,000 shares of common stock from us and an additional 687,302 shares of common stock from one of the selling shareholders, WEDGE, at the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the common stock offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares of common stock based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

Commission and Expenses

        We have been advised by the underwriters that they propose to offer the common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to selected dealers (who may include the underwriters) at the offering price less a selling concession not in excess of $[    ] per share. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $[    ] per share to other dealers. After the common stock offering, the underwriters may change the offering price and other selling terms.

        The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock and the selling shareholders' common stock. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us or the selling shareholders to purchase the shares.

	No Exercise			Full Exercise
Per Share	$	[	]	$	[	]
Total underwriting fees to be paid by us	$	[	]	$	[	]
Total underwriting fees to be paid by the selling shareholders	$	[	]	$	[	]

        We estimate the total expenses payable by us in connection with the offering, excluding underwriting discounts and commissions, will be approximately $[                        ]. The selling shareholders will not bear any portion of these expenses.

Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing the shares in the open market.

  •
  Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that may be required to be made in respect thereof.

Lock-up Agreements

        Our directors and executive officers, the selling shareholders and other significant shareholders have agreed, with limited exceptions, for a period of 60 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, otherwise than (1) as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by the restrictions; (2) as a distribution to members or shareholders, provided that the distributees agree in writing to be bound by the terms of the lock-up restrictions; (3) with respect to dispositions of common stock acquired in the open market; or (4) with the prior written consent of Jefferies & Company, Inc.

        We have also agreed, with limited exceptions, for a period of 60 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, except that we may issue shares of common stock (1) in connection with acquisitions; (2) under employee benefit plans existing as of the date of this prospectus; (3) upon the exercise of any option outstanding on the date of this prospectus; and (4) upon conversion of the convertible debentures held by WEDGE and Mr. White.

        Jefferies & Company, Inc. may, however, in its sole discretion and at any time or from time to time before the termination of the 60-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

Listing

        Our shares of common stock are traded on the American Stock Exchange under the symbol "PDC."

Prior Transactions

        Jefferies & Company, Inc. and Raymond James & Associates, Inc. acted as placement agents in our February 20, 2004 private placement to various accredited investors, for which the placement agents received customary cash compensation. Jefferies & Company, Inc. acted as placement agent in our March 31, 2003 private placement to Chesapeake, for which Jefferies & Company, Inc. received customary cash compensation. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

Discretionary Sales

        No sales to accounts over which the underwriters have discretionary authority may be made without the prior written approval of the customer.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this common stock offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement for which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

        Baker Botts L.L.P., Houston, Texas, will pass on certain legal matters for us in connection with the common stock offered by this prospectus. Fulbright & Jaworski L.L.P. will pass on certain legal matters for the underwriters in connection with the common stock offered by this prospectus.

EXPERTS

        The consolidated financial statements of Pioneer and subsidiaries as of March 31, 2004 and 2003, and for each of the years in the three-year period ended March 31, 2004, appearing in this prospectus and registration statement of which this prospectus is a part have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in the reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

        You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. In addition, the SEC maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance with those requirements, file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information are not incorporated herein by reference but are available on our web site, http://www.pioneerdrlg.com, and are available for inspection and copying at the public reference facility and SEC's website referred to above. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

PIONEER DRILLING COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Pioneer Drilling Company:

        We have audited the accompanying consolidated balance sheets of Pioneer Drilling Company and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Drilling Company and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U. S. generally accepted accounting principles.

KPMG LLP

San Antonio, Texas
June 23, 2004

PIONEER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$6,365,759	$21,002,913
Receivables:
Trade, net	10,901,991	4,499,378
Contract drilling in progress	9,130,794	4,429,545
Federal income tax receivable	—	444,900
Current deferred income taxes	285,384	180,991
Prepaid expenses	1,336,337	914,187

Total current assets	28,020,265	31,471,914

Property and equipment, at cost:
Drilling rigs and equipment	145,758,913	106,728,573
Transportation, office, land and other	5,427,637	3,494,657

	151,186,550	110,223,230
Less accumulated depreciation and amortization	35,844,938	22,367,327

Net property and equipment	115,341,612	87,855,903
Other assets	369,278	366,500

Total assets	$143,731,155	$119,694,317

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable	$558,070	$587,177
Current installments of long-term debt	3,724,302	2,671,269
Current installments of capital lease obligations	140,934	140,717
Accounts payable	13,270,989	14,206,586
Accrued expenses:
Payroll and payroll taxes	1,499,151	847,163
Other	2,798,801	1,874,693

Total current liabilities	21,992,247	20,327,605
Long-term debt, less current installments	44,786,920	45,594,517
Capital lease obligations, less current installments	104,754	260,025
Deferred income taxes	6,010,916	5,839,908

Total liabilities	72,894,837	72,022,055

Shareholders' equity:
Preferred stock, 10,000,000 shares authorized; none issued and outstanding
Common stock $.10 par value; 100,000,000 shares authorized; 27,300,126 shares and 21,700,792 shares issued and outstanding at March 31, 2004 and March 31, 2003, respectively	2,730,012	2,170,079
Additional paid-in capital	82,124,368	57,730,188
Accumulated deficit	(14,018,062)	(12,228,005)

Total shareholders' equity	70,836,318	47,672,262

Total liabilities and shareholders' equity	$143,731,155	$119,694,317

See accompanying notes to consolidated financial statements.

PIONEER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,
	2004	2003	2002
Contract drilling revenues	$107,875,533	$80,183,486	$68,627,486

Costs and expenses:
Contract drilling	88,504,102	70,823,310	46,145,364
Depreciation and amortization	16,160,494	11,960,387	8,426,082
General and administrative	2,772,730	2,232,390	2,855,274
Bad debt expense	—	110,000	—

Total operating costs and expenses	107,437,326	85,126,087	57,426,720

Income (loss) from operations	438,207	(4,942,601)	11,200,766

Other income (expense):
Interest expense	(2,807,822)	(2,698,529)	(1,616,984)
Interest income	101,584	94,235	80,932
Other	51,675	37,614	72,096
Gain on sale of securities	—	203,887	—

Total other income (expense)	(2,654,563)	(2,362,793)	(1,463,956)

Income (loss) before income taxes	(2,216,356)	(7,305,394)	9,736,810
Income tax (expense) benefit	426,299	2,219,776	(3,418,525)

Net earnings (loss)	(1,790,057)	(5,085,618)	6,318,285
Preferred stock dividend requirement	—	—	92,814

Net earnings (loss) applicable to common shareholders	$(1,790,057)	$(5,085,618)	$6,225,471

Earnings (loss) per common share—Basic	$(0.08)	$(0.31)	$0.41

Earnings (loss) per common share—Diluted	$(0.08)	$(0.31)	$0.35

Weighted average number of shares outstanding—Basic	22,585,612	16,163,098	15,112,272

Weighted average number of shares outstanding—Diluted	22,585,612	16,163,098	19,221,256

See accompanying notes to consolidated financial statements.

PIONEER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Shares Common	Shares Preferred	Amount Common	Preferred	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance as of March 31, 2001	12,145,921	184,615	$1,214,592	$2,999,994	$26,869,916	$(13,367,858)	$110,118	$17,826,762
Comprehensive income:
Net earnings	—	—	—	—	—	6,318,285	—	6,318,285
Net unrealized change in securities available for sale, net of tax of $384	—	—	—	—	—	—	(702)	(702)

Total comprehensive income	—	—	—	—	—	—	—	6,317,583

Issuance of common stock for:
Sale, net of related expenses	2,400,000	—	240,000	—	8,808,000	—	—	9,048,000
Conversion of preferred	1,199,038	(184,615)	119,903	(2,999,994)	2,880,091	—	—	—
Exercise of options	177,500	—	17,750	—	225,724	—	—	243,474
Preferred stock dividend	—	—	—	—	—	(92,814)	—	(92,814)

Balance as of March 31, 2002	15,922,459	—	1,592,245	—	38,783,731	(7,142,387)	109,416	33,343,005
Comprehensive income:
Net loss	—	—	—	—	—	(5,085,618)	—	(5,085,618)
Net unrealized change in securities available for sale, net of tax of $56,366	—	—	—	—	—	—	(109,416)	(109,416)

Total comprehensive loss	—	—	—	—	—	—	—	(5,195,034)

Issuance of common stock for:
Sale, net of related expenses of $657,499	5,333,333	—	533,334	—	18,809,167	—	—	19,342,501
Exercise of options	445,000	—	44,500	—	137,290	—	—	181,790

Balance as of March 31, 2003	21,700,792	—	2,170,079	—	57,730,188	(12,228,005)	—	47,672,262
Comprehensive income:
Net loss	—	—	—	—	—	(1,790,057)	—	(1,790,057)

Total comprehensive loss	—	—	—	—	—	—	—	(1,790,057)

Issuance of common stock for:
Sale, net of related expenses of $1,654,753	4,400,000	—	440,000	—	21,665,247	—	—	22,105,247
Equipment acquisitions	477,000	—	47,700	—	2,074,950	—	—	2,122,650
Exercise of options and related income tax benefits	722,334	—	72,233	—	653,983	—	—	726,216

Balance as of March 31, 2004	27,300,126	—	$2,730,012	$—	$82,124,368	$(14,018,062)	$—	$70,836,318

See accompanying notes to consolidated financial statements.

PIONEER DRILLING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$(1,790,057)	$(5,085,618)	$6,318,285
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	16,160,494	11,960,387	8,426,082
Allowance for doubtful accounts	—	110,000	—
Gain on sale of securities	—	(203,887)	—
Loss (gain) on dispositions of properties and equipment	816,104	279,054	(2,237)
Change in deferred income taxes	119,038	(1,511,744)	1,991,458
Changes in current assets and liabilities:
Receivables	(11,103,862)	242,126	(4,172,470)
Prepaid expenses	(422,150)	(279,440)	(322,471)
Accounts payable	(935,597)	7,699,417	(1,099,813)
Federal income taxes	444,900	435,168	(930,266)
Accrued expenses	1,576,096	743,814	836,321

Net cash provided by operating activities	4,864,966	14,389,277	11,044,889

Cash flows from financing activities:
Proceeds from notes payable	4,110,019	23,573,501	19,556,286
Proceeds from subordinated debenture	—	10,000,000	18,000,000
Increase in other assets	(40,000)	(253,698)	(195,000)
Payment of preferred dividends	—	—	(859,395)
Proceeds from exercise of options and warrants	673,794	181,790	243,474
Proceeds from common stock, net of offering cost of $1,654,753 in 2004 and $657,499 in 2003	22,105,247	19,342,501	9,048,000
Payments of debt	(4,048,744)	(18,714,311)	(27,026,538)

Net cash provided by financing activities	22,800,316	34,129,783	18,766,827

Cash flows from investing activities:
Purchases of property and equipment	(42,722,094)	(33,588,972)	(27,597,265)
Proceeds from sale of marketable securities	—	375,414	—
Proceeds from sale of property and equipment	419,658	314,366	675,660

Net cash used in investing activities	(42,302,436)	(32,899,192)	(26,921,605)

Net increase (decrease) in cash and cash equivalents	(14,637,154)	15,619,868	2,890,111
Beginning cash and cash equivalents	21,002,913	5,383,045	2,492,934

Ending cash and cash equivalents	$6,365,759	$21,002,913	$5,383,045

Supplementary disclosure:
Interest paid	$2,821,041	$2,785,177	$1,046,943
Income taxes paid (refunded)	(990,237)	(1,143,200)	2,342,006
Dividends accrued	—	—	92,814
Conversion of preferred stock	—	—	2,999,994
Acquisition—common stock issued	2,122,650	—	—
Tax benefit from exercise of nonqualified options	52,423	2,720	—

See accompanying notes to consolidated financial statements.

PIONEER DRILLING COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Business and Principles of Consolidation

        Pioneer Drilling Company provides contract land drilling services to oil and gas exploration and production companies in the North, South and East Texas markets. We conduct our operations through our principal operating subsidiary, Pioneer Drilling Services, Ltd. The accompanying consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. We have eliminated all intercompany accounts and transactions in consolidation.

        We have prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, we make various estimates and assumptions that affect the amounts of assets and liabilities we report as of the dates of the balance sheets and income and expenses we report for the periods shown in the income statements and statements of cash flows. Our actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to our recognition of revenues and costs for turnkey contracts, our estimate of the allowance for doubtful accounts, our estimate of the self-insurance portion of our health and workers' compensation insurance, our estimate of asset impairments, our estimate of deferred taxes and our determination of depreciation and amortization expense.

Income Taxes

        Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," we follow the asset and liability method of accounting for income taxes, under which we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure our deferred tax assets and liabilities by using the enacted tax rates we expect to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Under SFAS No. 109, we reflect in income the effect of a change in tax rates on deferred tax assets and liabilities in the period during which the change occurs.

Earnings (Loss) Per Common Share

        We compute and present earnings (loss) per common share in accordance with SFAS No. 128 "Earnings per Share." This standard requires dual presentation of basic and diluted earnings (loss) per share on the face of our statement of operations. For fiscal 2004 and 2003, we did not include the effects of convertible subordinated debt and stock options on loss per common share because they were antidilutive.

Stock-based Compensation

        We have adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 allows a company to adopt a fair value based method of accounting for a stock-based employee compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." We have elected to continue accounting for stock-based compensation under the intrinsic value method. Under this method, we record no compensation expense for stock option grants when the exercise price of the options granted is equal to the fair market value of our common stock on the date of grant. If we had elected to recognize compensation cost based on the fair value of the options we granted at their respective grant dates as SFAS No. 123 prescribes, our net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts the table below indicates:

	Year Ended March 31,
	2004	2003	2002
Net earnings (loss)—as reported	$(1,790,057)	$(5,085,618)	$6,318,285
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effect	(662,933)	(385,671)	(582,258)

Net earnings (loss)—pro forma	$(2,452,990)	$(5,471,289)	$5,736,027

Net earnings (loss) per share—as reported—basic	$(0.08)	$(0.31)	$0.41
Net earnings (loss) per share—as reported—diluted	(0.08)	(0.31)	0.35
Net earnings (loss) per share—pro forma—basic	$(0.11)	$(0.34)	$0.38
Net earnings (loss) per share—pro forma—diluted	(0.11)	(0.34)	0.32
Weighted-average fair value of options granted during the year	$4.46	$3.50	$3.11

        We estimate the fair value of each option grant on the date of grant using a Black-Scholes options-pricing model. This model assumed expected volatility of 94%, 69% and 90% and weighted average risk-free interest rates of 3.3%, 3.2% and 4.5% for grants in 2004, 2003 and 2002, respectively, and an expected life of five years. As we have not declared dividends since we became a public company, we did not use a dividend yield. In each case, the actual value that will be realized, if any, will depend on the future performance of our common stock and overall stock market conditions. There is no assurance the value an optionee actually realizes will be at or near the value we have estimated using the Black-Scholes model.

Revenue and Cost Recognition

        We earn our contract drilling revenues under daywork, turnkey and footage contracts. We recognize revenues on daywork contracts for the days completed based on the dayrate each contract specifies. We recognize revenues from our turnkey and footage contracts on the percentage-of-completion method based on our estimate of the number of days to complete each well. Individual wells are usually completed in less than 60 days.

        Our management has determined that it is appropriate to use the percentage-of-completion method to recognize revenue on our turnkey and footage contracts. Although our turnkey and footage contracts do not have express terms that provide us with rights to receive payment for the work that we perform prior to drilling wells to the agreed on depth, we use this method because, as provided in applicable accounting literature, we believe we achieve a continuous sale for our work-in-progress and believe, under applicable state law, we ultimately could recover the fair value of our work-in-progress even in the event we were unable to drill to the agreed on depth in breach of the applicable contract. However, ultimate recovery of that value, in the event we were unable to drill to the agreed on depth in breach of the contract, would be subject to negotiations with the customer and the possibility of litigation.

        If a customer defaults on its payment obligation to us under a turnkey or footage contract, we would need to rely on applicable law to enforce our lien rights, because our turnkey and footage contracts do not expressly grant to us a security interest in the work we have completed under the contract and we have no ownership rights in the work-in-progress or completed drilling work, except any rights arising under the applicable lien statute on foreclosure. If we were unable to drill to the agreed on depth in breach of the contract, we also would need to rely on equitable remedies outside of the contract, including quantum meruit, available in applicable courts to recover the fair value of our work-in-progress under a turnkey or footage contract.

        We accrue estimated costs on turnkey and footage contracts for each day of work completed based on our estimate of the total cost to complete the contract divided by our estimate of the number of days to complete the contract. Contract costs include labor, materials, supplies, repairs, maintenance, operating overhead allocations and allocations of depreciation and amortization expense. We charge general and administrative expenses to expense as we incur them. Changes in job performance, job conditions and estimated profitability on uncompleted contracts may result in revisions to costs and income. When we encounter, during the course of our drilling operations, conditions unforeseen in the preparation of our original cost estimate, we immediately increase our cost estimate for the additional costs to complete the contract. If we anticipate a loss on a contract in progress at the end of a reporting period due to a change in our cost estimate, we immediately accrue the entire amount of the estimated loss including all costs that are included in our revised estimated cost to complete that contract in our consolidated statement of operations for that reporting period.

        The asset "contract drilling in progress" represents revenues we have recognized in excess of amounts billed on contracts in progress.

Prepaid Expenses

        Prepaid expenses include items such as insurance and licenses. We routinely expense these items in the normal course of business over the periods these expenses benefit.

Property and Equipment

        We provide for depreciation of our drilling, transportation and other equipment using the straight-line method over useful lives that we have estimated and that range from three to 15 years. We record the same depreciation expense whether a rig is idle or working.

        We charge our expenses for maintenance and repairs to operations. We charge our expenses for renewals and betterments to the appropriate property and equipment accounts. Our gains and losses on the sale of our property and equipment are recorded in drilling costs. During fiscal 2004 and 2003, we capitalized $106,395 and $96,079, respectively, of interest costs incurred during the construction periods of certain drilling equipment. At March 31, 2004 and 2003, costs incurred on rigs under construction were approximately $2,800,000 and $2,415,000, respectively.

        We review our long-lived assets and intangible assets for impairment whenever events or circumstances provide evidence that suggests that we may not recover the carrying amounts of any of these assets. In performing the review for recoverability, we estimate the future cash flows we expect to obtain from the use of each asset and its eventual disposition. If the sum of these estimated future cash flows is less than the carrying amount of the asset, we recognize an impairment loss.

Cash Equivalents

        For purposes of the statements of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of investments in corporate and government money market accounts and auction rate seven day taxable preferred securities. Cash equivalents at March 31, 2004 and 2003 were $6,118,000 and $1,060,000, respectively.

Investment Securities

        We carry our available-for-sale investment securities at their fair values. Investment securities consist of common stock. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. As of March 31, 2002, these securities had an aggregate cost of $171,527, a gross unrealized gain of $165,782 and an aggregate fair value of $337,309. We sold all of our investment securities in April 2002, realizing a gain of $203,887.

Trade Accounts Receivable

        We record trade accounts receivable at the amount we invoice our customers. These accounts do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable as of the balance sheet date. We determine the allowance based on the credit worthiness of our customers and general economic conditions. Consequently, an adverse change in those factors could affect our estimate of our allowance for doubtful accounts. We review our allowance for doubtful accounts monthly. Balances more than 90 days past due are reviewed individually for collectibility. We charge off account balances against the allowance after we have exhausted all reasonable means of collection and determined that the potential for recovery is remote. We do not have any off-balance-sheet credit exposure related to our customers. At March 31, 2004 and 2003 our allowance for doubtful accounts was $110,000.

Other Assets

        Other assets consist of cash deposits related to the deductibles on our workers compensation insurance policies, loan fees net of amortization and intangibles related to acquisitions, net of amortization. Loan fees are amortized over the terms of the related debt. Intangibles related to acquisitions, primarily customer lists, are amortized over their estimated benefit periods of up to 18 months.

Derivative Instruments and Hedging Activities

        We do not have any free standing derivative instruments and we do not engage in hedging activities.

Recently Issued Accounting Standards

        On April 1, 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. In that connection, we were required to identify all our legal obligations relating to asset retirements and determine the fair value of these obligations as of April 1, 2003. Our adoption of SFAS No. 143 did not have a material effect on our financial position or results of operations.

        On July 1, 2003, we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." The provisions of this statement are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. Except for the provisions related to SFAS No. 133, all provisions of this statement will be applied prospectively. In addition, paragraphs 7(a) and 23(a) of this statement, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. Our adoption of SFAS No. 149 did not have a material effect on our financial position or results of operations.

        On July 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations of the issuer. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

Reclassifications

        Certain amounts in the financial statements for the prior years have been reclassified to conform to the current year's presentation.

2. Acquisitions

        On May 28, 2002, we acquired all the land contract drilling assets of United Drilling Company and U-D Holdings, L.P. The assets included two land drilling rigs, associated spare parts and equipment and vehicles. We paid $7,000,000 in cash for these assets. The purchase was accounted for as an acquisition of assets, and the purchase price was allocated to drilling equipment and related assets based on their relative fair values at the date of acquisition.

        On August 1, 2003, we purchased two land drilling rigs, associated spare parts and equipment and vehicles from Texas Interstate Drilling Company, L. P. for $2,500,000 in cash and the issuance of 477,000 shares of our common stock at $4.45 per share. The purchase was accounted for as an acquisition of a business, and we have included the results of operations of these assets in our statement of operations since the date of acquisition. We allocated the purchase price to drilling equipment and related assets, including intangibles, based on their relative fair values at the date of acquisition.

        On December 15, 2003, we acquired for approximately $3,770,000 a rig we had previously been leasing from International Drilling Services, Inc. This purchase was accounted for as an acquisition of assets.

        On March 2, 2004, we acquired 23 used rig hauling trucks and associated trailers and equipment from A & R Trejo Trucking for $1,200,000. This purchase was accounted for as an acquisition of assets, and the purchase price was allocated to the trucks and related assets based on their relative fair values at the date of acquisition.

        On March 4, 2004, we acquired a seven-rig drilling fleet from Sawyer Drilling & Services, Inc. for $12,000,000. This purchase was accounted for as an acquisition of a business, and we have included the results of operations of these assets in our statement of operations since the date of acquisition. We allocated the purchase price to drilling equipment and related assets, including intangibles, based on their relative fair values at the date of acquisition.

        On March 12, 2004, we acquired one drilling rig from SEDCO Drilling Co., Ltd. for $2,015,000. This purchase was accounted for as an acquisition of assets, and we have included the results of operations of these assets in our statement of operations since the date of acquisition. We allocated the purchase price to drilling equipment and related assets, including intangibles, based on their relative fair values at the date of acquisition.

3. Long-term Debt, Subordinated Debt and Note Payable

        Our long-term debt is described below:

	March 31,
	2004	2003
Convertible subordinated debentures due July 2007 at 6.75%(1)	$28,000,000	$28,000,000
Note payable to Merrill Lynch Capital, secured by drilling equipment, due in monthly payments of $172,619 plus interest at a floating rate equal to the 3-month LIBOR rate (1.1% at March 31, 2004) plus 385 basis points, due December 2007	13,119,048	14,500,000
Note payable to Frost National Bank, secured by drilling equipment, due in monthly payments of $107,143 plus interest at prime (4.0% at March 31, 2004) plus 1.0%, due August 2007	4,392,174	5,677,889
Note payable to Small Business Administration, secured by second lien on land and improvements, due in monthly payments of $912 including interest at 6.71%, due November 2015 (paid off April 2003)	—	87,897
Note payable to Frost National Bank, secured by drilling equipment, due in monthly payments of $42,401, including interest at prime (4.0% at March 31, 2004) plus 1.0% beginning April 15, 2004, due March 15, 2007(2)	3,000,000	—

	48,511,222	48,265,786
Less current installments	(3,724,302)	(2,671,269)

	$44,786,920	$45,594,517

(1)
WEDGE Energy Services, LLC ("WEDGE") holds $27,000,000 of the convertible subordinated debentures and William H. White, a former director of our company, holds $1,000,000. WEDGE owns 26.5% of our common stock (40.2% if the debentures were converted). Beginning July 3, 2004, we have the option to redeem all or part of the debentures by paying a premium of 5% through July 2, 2005, 4% through July 2, 2006, 3% through July 2, 2007 and 0% thereafter.

(2)
We incurred this debt to finance the purchase of the rig we were previously leasing.

        Long-term debt maturing each year subsequent to March 31, 2004 is as follows:

Year Ended March 31,
2005	$3,724,302
2006	3,743,087
2007	5,604,040
2008	35,439,793
2009	—
2010 and thereafter	—

        On October 9, 2001, we issued a 6.75% five-year $18,000,000 convertible subordinated debenture, Series A, to WEDGE. The debenture was convertible into 4,500,000 shares of common stock at $4.00 per share. We used approximately $9,000,000 of the proceeds to complete the construction of two drilling rigs. Approximately $6,000,000 was used to reduce a $12,000,000 credit facility. The balance of the proceeds was used for drilling equipment and working capital. On July 3, 2002, we issued an additional $10,000,000 of 6.75% convertible subordinated debt to WEDGE with an effective conversion rate of $5.00 per share. The transaction was effected by an agreement between Pioneer and WEDGE under which WEDGE agreed to provide the additional $10,000,000 in financing and to cancel the previously issued debenture in the principal amount of $18,000,000 in exchange for $28,000,000 in new 6.75% convertible subordinated debentures. The new debentures are convertible into 6,496,519 shares of common stock at $4.31 per share, which resulted from a pro rata blending of the $5.00 conversion rate of the new $10,000,000 financing and the $4.00 conversion rate of the $18,000,000 debenture being cancelled. WEDGE funded $7,000,000 of the $10,000,000 on July 3, 2002 and $2,000,000 on July 29, 2002. William H. White, a former Director of our Company and the former President of WEDGE, purchased the remaining $1,000,000 on July 29, 2002. Unlike the cancelled debenture, which was not redeemable by Pioneer, the new debentures are redeemable at a scheduled premium. We used $7,000,000 of the proceeds to pay down bank debt and $3,000,000 for the purchase of drilling equipment.

        We have a $2,500,000 line of credit available from Frost National Bank. Any borrowings under this line of credit are secured by our trade receivables and bear interest at a rate of prime (4.00% at March 31, 2004) plus 1.0%. The sum of draws under this line and the amount of all outstanding letters of credit issued by the bank for our account are limited to 75% of eligible accounts receivable. Therefore, if 75% of our eligible accounts receivable is less than $2,500,000 plus any outstanding letters of credit issued by the bank on our behalf, our ability to draw under this line would be reduced. At March 31, 2004, we had no outstanding advances under this line of credit, letters of credit were $1,664,000 and 75% of eligible accounts receivable was approximately $8,030,000. The letters of credit are issued to two workers' compensation insurance companies to secure possible future claims that do not exceed the deductibles on these policies. It is our practice to pay any amounts due that do not exceed these deductibles as they are incurred. Therefore, we do not anticipate the lender will be required to fund any draws under these letters of credit.

        At March 31, 2004, we were in compliance with all covenants applicable to our outstanding debt. Those covenants include, among others, leverage, cash flow coverage, fixed charge coverage, net worth ratios and restrict us from paying dividends.

        Notes payable at March 31, 2004 consists of a $558,070 insurance premium note due in monthly installments of $112,355 through August 26, 2004 which bears interest at the rate of 2.65% per year.

4. Leases

        We are obligated under capital leases covering several trucks that expire at various dates through January 2007. At March 31, 2004 and 2003, the gross amount of transportation equipment and related amortization recorded under capital leases were as follows:

	2004	2003
Transportation equipment	$665,195	$647,822
Less accumulated amortization	413,797	248,070

	$251,398	$399,752

        Amortization of assets held under capital leases is included with depreciation expense.

        We lease real estate in Henderson, Texas; Alice, Texas; and Decatur, Texas and various office equipment under non-cancelable operating leases expiring through 2006.

        Rent expense under these operating leases for the years ended March 31, 2004, 2003 and 2002 was $278,746, $344,752 and $208,150, respectively.

        Future lease obligations and minimum capital lease payments as of March 31, 2004 were as follows:

	Year Ended March 31,	Operating Leases	Capital Leases
	2005	$121,608	$166,604
	2006	122,940	70,446
	2007	69,912	34,106
	2008	—	—

Total minimum lease payments		$314,460	$271,156

Less amounts representing interest (at rates ranging from 5.8% to 9.5%)			(25,468)

Present value of net minimum capital lease payments			245,688
Less current installments of capital lease obligations			(140,934)

Capital lease obligations, excluding current installments			$104,754

5. Income Taxes

        Our provision for income taxes consists of the following:

	Years Ended March 31,
	2004	2003	2002
Current tax—federal	$—	$(708,032)	$1,427,067
Deferred tax—federal	(426,299)	(1,511,744)	1,991,458

Income tax expense (benefit)	$(426,299)	$(2,219,776)	$3,418,525

        In fiscal years 2004, 2003 and 2002, our expected tax, which we compute by applying the federal statutory rate of 34% to income (loss) before income taxes, differs from our income tax expense as follows:

	Years Ended March 31,
	2004	2003	2002
Expected tax expense (benefit)	$(753,561)	$(2,483,834)	$3,310,515
Non taxable interest income	—	(10,400)	(9,429)
Club dues, meals and entertainment	13,941	10,443	10,115
Reimbursement of food costs for rig employees	314,622	275,338	270,000
Other	(1,301)	(11,323)	(162,676)

	$(426,299)	$(2,219,776)	$3,418,525

        Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The components of our deferred income tax liabilities were as follows:

	March 31,
	2004	2003
Deferred tax assets:
Workers compensation and vacation expense accruals	$224,985	$94,972
Bad debt expense	37,400	37,400
Net operating loss carryforwards	7,825,126	5,105,730
Alternative minimum tax credit	181,770	181,770
Other	23,000	48,619

Total deferred tax assets	8,292,281	5,468,491

Deferred tax liabilities:
Property and equipment, principally due to differences in depreciation	14,017,813	11,127,408

Total deferred tax liabilities	14,017,813	11,127,408

Net deferred tax liabilities	$5,725,532	$5,658,917

        In assessing our ability to realize deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences.

        At March 31, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $25,500,000 which will expire if not utilized as of the end of our fiscal years ending as follows:

Year	Amount
2023	$15,000,000
2024	$10,500,000

6. Fair Value of Financial Instruments

  Cash and cash equivalents, trade receivables and payables and short-term debt:

        The carrying amounts of our cash and cash equivalents, trade receivables, payables and short-term debt approximate their fair values.

  Long-term debt:

        The carrying amount of our long-term debt approximates its fair value, as supported by the recent issuance of the debt and because the rates and terms currently available to us approximate the rates and terms on the existing debt.

7. Earnings (Loss) Per Common Share

        The following table presents a reconciliation of the numerators and denominators of the basic EPS and diluted EPS comparisons as required by SFAS No. 128:

	Years Ended March 31,
	2004	2003	2002
Basic
Net earnings (loss)	$(1,790,057)	$(5,085,618)	$6,318,285
Less: Preferred stock dividends	—	—	92,814

Earnings (loss) applicable to common shareholders	$(1,790,057)	$(5,085,618)	$6,225,471

Weighted average shares	22,585,612	16,163,098	15,112,272

Earning (loss) per share	$(0.08)	$(0.31)	$0.41

Diluted
Earnings (loss) applicable to common shareholders	$(1,790,057)	$(5,085,618)	$6,225,471
Effect of dilutive securities:
Convertible subordinated debenture	—	—	385,358
Preferred stock	—	—	92,814

Earnings (loss) available to common shareholders and assumed conversion	$(1,790,057)	$(5,085,618)	$6,703,643

Weighted average shares:
Outstanding	22,585,612	16,163,098	15,112,272
Options	—	—	1,500,589
Convertible subordinated debenture	—	—	2,145,205
Preferred stock	—	—	463,190

	22,585,612	16,163,098	19,221,256

Earnings (loss) per share	$(0.08)	$(0.31)	$0.35

        The weighted average number of diluted shares in 2004 and 2003 excludes 7,612,924 and 7,185,995, respectively, of shares for options and convertible debt due to their antidilutive effect.

8. Equity Transactions

        On May 18, 2001, we retired the 4.86% subordinated debenture we issued to WEDGE on March 30, 2001 in connection with the Mustang Drilling, Ltd. acquisition. We funded the repayment of the $9,000,000 face amount of the debenture, together with the payment of $59,535 of accrued interest, with a short-term bank borrowing. We then sold 2,400,000 shares of our common stock to WEDGE in a private placement for $9,048,000, or $3.77 per share. We used the proceeds from this sale to fund the repayment of the short-term bank borrowing.

        In accordance with the terms of the Series B Preferred Stock Agreement that we entered into on January 20, 1998, the conversion price for our Series B convertible preferred stock was revised from $3.25 per share to $2.50 per share as of January 20, 2001. This revision was based on the average trading price of our common stock for the 30 trading days preceding that date. In August 2001, the holders converted all of their 184,615 shares of our Series B convertible preferred stock into 1,199,038 shares of our common stock at $2.50 per share.

        On May 31, 2001, San Patricio Corporation exercised its option to acquire 150,000 shares of our common stock for $225,000 ($1.50 per share).

        On March 31, 2003, we sold 5,333,333 shares of our common stock to Chesapeake Energy Corporation for $20,000,000 ($3.75 per share), before related offering expenses. In connection with that sale, we granted Chesapeake Energy a preemptive right to acquire equity securities we may issue in the future, under specified circumstances, in order to permit Chesapeake Energy to maintain its proportionate ownership of our outstanding shares of common stock. We also granted Chesapeake Energy a right, under certain circumstances, to request registration of the acquired shares under the Securities Act of 1933. At March 31, 2004, Chesapeake Energy owned 19.54% of our outstanding common stock. During the year ended March 31, 2004, we recognized revenues of approximately $924,000 and recorded contract drilling costs of approximately $745,000, excluding depreciation, on one daywork contract with Chesapeake Energy Corporation. Although our normal payment terms are 30 days from date of invoice, Chesapeake Energy Corporation requires 60 day payment terms.

        On February 20, 2004, we sold 4,400,000 shares of our common stock at $5.40 per share in a private placement for $23,760,000 in proceeds, before related offering expenses. Although we issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering, we filed a registration statement on Form S-3 to register those shares. The registration statement became effective on June 22, 2004.

        Directors and employees exercised stock options for the purchase of 722,334 shares of common stock at prices ranging from $.625 to $3.20 per share during the year ended March 31, 2004, 445,000 shares of common stock at prices ranging from $.375 to $2.50 per share during the year ended March 31, 2003 and 27,500 shares of common stock at prices ranging from $0.375 to $1.00 per share during the year ended March 31, 2002.

9. Stock Options, Warrants and Stock Option Plan

        Under our stock option plans, employee stock options generally become exercisable over three to five-year periods, and all options generally expire 10 years after the date of grant. Our plans provide that all options must have an exercise price not less than the fair market value of our common stock on the date of grant. Accordingly, as we discussed in Note 1, we do not recognize any compensation expense relating to these options in our results of operations.

        The following table provides information relating to our outstanding stock options at March 31, 2004, 2003 and 2002:

	2004		2003		2002
	Shares Issuable on Exercise of Options	Exercise Price per Share	Shares Issuable on Exercise of Options	Exercise Price per Share	Shares Issuable on Exercise of Options	Exercise Price per Share
Balance Outstanding
Beginning of year	1,825,000	$.375-5.15	2,320,000	$0.375-5.15	2,177,500	$0.375-4.60
Granted	1,000,000	$3.67-4.99	65,000	$3.20-4.50	585,000	$3.00-5.15
Exercised	(722,334)	$.625-3.20	(445,000)	$0.375-2.50	(177,500)	$0.375-1.50
Canceled	(46,000)	$2.25	(115,000)	$2.25-4.60	(265,000)	$2.25

Balance Outstanding End of year	2,056,666	$.375-5.15	1,825,000	$0.375-5.15	2,320,000	$0.375-5.15

Options Exercisable
End of year	884,001		1,437,334		1,734,000

        As of March 31, 2004, there were no outstanding warrants.

        At March 31, 2004, the weighted average exercise price of our outstanding options was $3.24 per share and the weighted average exercise price of our exercisable options was $1.95 per share.

10. Employee Benefit Plans and Insurance

        We maintain a 401(k) retirement plan for our eligible employees. Under this plan, we may contribute, on a discretionary basis, a percentage of an eligible employee's annual contribution, which we determine annually. Our contributions for fiscal 2004, 2003 and 2002 were approximately $76,000, $92,000 and $153,000, respectively.

        We maintain a self-insurance program, for major medical, hospitalization and dental coverage for employees and their dependents, which is partially funded by payroll deductions. We have provided for both reported and incurred but not reported medical costs in the accompanying consolidated balance sheets. We have a maximum liability of $100,000 per employee/dependent per year. Amounts in excess of the stated maximum are covered under a separate policy provided by an insurance company. Accrued expenses at March 31, 2004 include approximately $280,000 for our estimate of incurred but unpaid costs related to the self-insurance portion of our health insurance.

        We are self-insured for up to $250,000 for all workers' compensation claims submitted by employees for on-the-job injuries. We have provided for both reported and incurred but not reported costs of workers' compensation coverage in the accompanying consolidated balance sheets. Accrued expenses at March 31, 2004 include approximately $400,000 for our estimate of incurred but unpaid costs related to workers' compensation claims. Based upon our past experience, management believes that we have adequately provided for potential losses. However, future multiple occurrences of serious injuries to employees could have a material adverse effect on our financial position and results of operations.

11. Business Segments and Supplementary Earnings Information

        Substantially all our operations relate to contract drilling of oil and gas wells. Accordingly, we classify all our operations in a single segment.

        During the fiscal year ended March 31, 2004, our three largest customers accounted for 10.5%, 6.4% and 4.9%, respectively, of our total contract drilling revenue. Two of these customers were customers of ours in 2003. In fiscal 2003, our three largest customers accounted for 10.8%, 6.5% and 5.4%, of our total contract drilling revenue. Two of these customers were customers of ours in fiscal 2002. In fiscal 2002, our three largest customers accounted for 13.7%, 12.2% and 11.1% of our total contract drilling revenue.

12. Commitments and Contingencies

        We are in the process of constructing, primarily from used components, a 1000-hp electric drilling rig. As of March 31, 2004, we have incurred approximately $2,800,000 of construction costs. We anticipate additional construction costs of $1,200,000 to $1,700,000. The rig began moving to its first drilling location on May 28, 2004.

        In addition, due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers' compensation claims and employment-related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us will have a material adverse effect on our financial condition, results of operations or cash flow from operations and there is only a remote possibility that any such matter will require any additional loss accrual.

13. Quarterly Results of Operations (unaudited)

        The following table summarizes quarterly financial data for our fiscal years ended March 31, 2004 and 2003 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004
Revenues	$23,850	$24,244	$26,414	$33,368	$107,876
Income (loss) from operations	(789)	(166)	9	1,384	438
Net earnings (loss)	(1,056)	(621)	(522)	409	(1,790)
Earnings (loss) per share)
Basic	(.05)	(.03)	(.02)	.02	(.08)
Diluted	(.05)	(.03)	(.02)	.02	(.08)
2003
Revenues	$18,452	$17,042	$19,795	$24,894	$80,183
Income (loss) from operations	153	(1,251)	(1,840)	(2,005)	(4,943)
Net earnings (loss)	(172)	(1,302)	(1,704)	(1,908)	(5,086)
Earnings (loss) per share
Basic	(.01)	(.08)	(.11)	(.11)	(.31)
Diluted	(.01)	(.08)	(.11)	(.11)	(.31)

8,582,018 Shares

Common Stock

PROSPECTUS

Jefferies & Company, Inc. Sole Book-Running Manager	Raymond James
Johnson Rice & Company L.L.C.	Sterne, Agee & Leach, Inc.

        [             ], 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses payable in connection with the sale of common stock being registered. The selling shareholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$9,491
NASD filing fee	7,991
AMEX filing fee	45,000
Legal fees and expenses	100,000
Printer fees	150,000
Accounting fees and expenses	30,000
Transfer Agent fees and expenses	5,000

Miscellaneous	12,518

Total	$360,000

Item 14. Indemnification of Officers and Directors.

        Our Articles of Incorporation, as amended, provide that a director will not be liable to the corporation or its shareholders for monetary damages for an act or omission in such director's capacity as director, except in the case of (1) breach of such director's duty of loyalty to the corporation or its shareholders, (2) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (4) an act or omission for which the liability of a director is expressly provided for by statute. Our Amended and Restated Bylaws provide that the corporation will indemnify, and advance expenses to, any executive officer or director to the fullest extent permitted by Article 2.02-1 of the Texas Business Corporation Act (the "TBCA").

        Under Article 2.02-1 of the TBCA, directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, in situations involving actions not brought by or in the right of the corporation, the TBCA permits indemnification for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings, he or she had no reasonable cause to believe that his or her conduct was unlawful. In cases involving actions brought by or in the right of the corporation, the TBCA permits indemnification for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; provided, indemnification is not permitted if the person is found liable to the corporation, unless the court in which the court or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.

        Under an insurance policy maintained by us, our directors and executive officers are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and executive officers.

        This discussion of Article 2.02-1 of the Texas Business Corporation Act, our Articles of Incorporation, as amended, and our Amended and Restated Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the statute, our Articles of Incorporation, as amended, and our Amended and Restated Bylaws.

ITEM 15. Recent Sales of Unregistered Securities

        Set forth below is certain information concerning all sales of securities we issued during the past three years that were not registered under the Securities Act.

  Recent Sales of Unregistered Securities

        On May 18, 2001, we retired the 4.86% subordinated debenture we issued to WEDGE on March 30, 2001 in connection with our acquisition of the assets of Mustang Drilling, Ltd. We funded the repayment of the $9,000,000 face amount of the debenture, together with the payment of $59,535 of accrued interest, with a short-term bank borrowing. On May 18, 2001, we sold 2,400,000 shares of our common stock to WEDGE in a private placement for $9,048,000, or $3.77 per share. We used the proceeds from this sale to fund the repayment of the short-term bank borrowing. We issued those shares, as well as the 4.86% subordinated debenture, without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        On May 31, 2001, San Patricio Corporation exercised its option to acquire 150,000 shares of our common stock for $225,000 ($1.50 per share). We issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        In accordance with the terms of the Series B Preferred Stock Agreement that we entered into on January 20, 1998, the conversion price for our Series B convertible preferred stock was revised from $3.25 per share to $2.50 per share as of January 20, 2001. This revision was based on the average trading price of our common stock for the 30 trading days preceding that date. On August 20, 2001, the holders, T.L.L. Temple Foundation and Temple Interests L.P., converted all of their 184,615 shares of our Series B convertible preferred stock into 1,199,038 shares of our common stock at $2.50 per share. We issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        On October 9, 2001, we issued a 6.75% five-year $18,000,000 convertible subordinated debenture, Series A, to WEDGE. The debenture was convertible into 4,500,000 shares of common stock at $4.00 per share. We used approximately $9,000,000 of the proceeds to complete the construction of two drilling rigs. Approximately $6,000,000 was used to reduce a $12,000,000 credit facility. The balance of the proceeds was used for drilling equipment and working capital. On July 3, 2002, we issued an additional $10,000,000 of 6.75% convertible subordinated debt to WEDGE with an effective conversion rate of $5.00 per share. The transaction was effected by an agreement between us and WEDGE under which WEDGE agreed to provide the additional $10,000,000 in financing and to cancel the previously issued debenture in the principal amount of $18,000,000 in exchange for $28,000,000 in new 6.75% convertible subordinated debentures. The new debentures are convertible into 6,496,519 shares of common stock at $4.31 per share, which resulted from a pro rata blending of the $5.00 conversion rate of the new $10,000,000 financing and the $4.00 conversion rate of the $18,000,000 debenture being cancelled. WEDGE funded $7,000,000 of the $10,000,000 on July 3, 2002 and $2,000,000 on July 29, 2002. William H. White, one of our Directors until May 17, 2004, and then President of WEDGE, purchased the remaining $1,000,000 on July 29, 2002. Unlike the cancelled debenture, which was not redeemable by Pioneer, the new debentures are redeemable at a scheduled premium. We used $7,000,000 of the proceeds to pay down bank debt and $3,000,000 for the purchase of drilling equipment. WEDGE currently owns approximately 26.5% of our outstanding common stock. If WEDGE were to convert the new debentures, it would own approximately 40.2% of our outstanding common stock. WEDGE and William H. White have agreed to convert the debentures in accordance with their terms into a total of 6,496,519 shares of our common stock. We issued those securities without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        On March 31, 2003, we sold 5,333,333 shares of our common stock to Chesapeake for $20,000,000 ($3.75 per share), before related offering expenses including $600,000 in commissions paid to Jefferies & Company, Inc. In connection with that sale, we granted Chesapeake a preemptive right to acquire equity securities that we may issue in the future, under specified circumstances, in order to permit Chesapeake to maintain its proportionate ownership of our outstanding shares of common stock. Promptly after we file the registration statement of which this prospectus is a part with the SEC, we will provide Chesapeake with notice of our intent to sell shares of our common stock in this offering. Chesapeake will then have 10 days to provide us with a notice of intent to exercise or not to exercise its preemptive rights with respect to this offering.

        In connection with the March 31, 2003 sale transaction, we also granted Chesapeake a right, under certain circumstances, to request registration of the acquired shares under the Securities Act of 1933. In accordance with the provisions of our agreement with Chesapeake, we have obtained a written waiver from Chesapeake of its right to include shares in this offering. Chesapeake currently owns approximately 19.5% of our outstanding common stock, or approximately 14.9% assuming the conversion of all outstanding options and convertible subordinated debentures. We issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        On August 1, 2003, we issued 477,000 shares of our common stock at $4.45 per share to Texas Interstate Drilling Company, L.P. in connection with our purchase of two land drilling rigs, associated spare parts and equipment and vehicles. We issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering.

        On February 20, 2004, we sold 4,400,000 shares of our common stock at $5.40 per share in a private placement to various individuals and institutional investors, all of whom were accredited investors. This private placement resulted in $23,760,000 in proceeds to us, before related offering expenses, which included $1,188,000 in commissions paid to Jefferies & Company, Inc., Raymond James & Associates, Inc. and Pritchard Capital Partners, LLC. Although we issued those shares without registration under the Securities Act of 1933 in reliance on the exemption that Section 4(2) of that Act provides for transactions not involving any public offering, we filed a registration statement on Form S-3 to register those shares. The registration statement became effective on June 22, 2004.

ITEM 16. Exhibits and Financial Statement Schedules

        (A)  Exhibits:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
2.1*
Asset Purchase Agreement dated February 14, 2001 between Mustang Drilling, Ltd., Michael T. Wilhite, Sr., Andrew D. Mills and Michael T. Wilhite, Jr. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 2.2)).

2.2*
Stock Purchase Agreement dated July 21, 2000 between Pioneer Drilling Company and the Shareholders of Pioneer Drilling Co., Inc. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 2.3)).
2.3*
Purchase Agreement dated April 30, 2001 by and between Pioneer Drilling Co., Ltd. (now known as Pioneer Drilling Services, Ltd.) and IDM Equipment, Ltd. (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 2.4)).
2.4*
Asset Purchase Agreement dated May 28, 2002 by and between United Drilling Company, U-D Holdings, L.P. and Pioneer Drilling Services, Ltd., a Texas limited partnership (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 2.5)).
3.1*	Articles of Incorporation of Pioneer Drilling Company, as amended (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 3.1)).
3.2*	Articles of Amendment to the Articles of Incorporation of Pioneer Drilling Company (Form 10-Q for the quarter ended September 30, 2001 (File No. 1-8182, Exhibit 3.1)).
3.3*	Amended and Restated Bylaws of Pioneer Drilling Company (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 3.3)).
4.1*	Debenture Agreement dated July 3, 2002 by and between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.1)).
4.2*	Debenture Purchase Agreement dated July 3, 2002 by and between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.2)).
4.3*
Subordination Agreement dated July 3, 2002 by and between The Frost National Bank, WEDGE Energy Services, L.L.C., Pioneer Drilling Company and Pioneer Drilling Services, Ltd. (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.3)).
4.4*
First Amendment to Debenture Purchase Agreement dated December 23, 2002 between WEDGE Energy Services, L.L.C., and Pioneer Drilling Company (Form 10-Q for quarter ended December 31, 2002 (File No. 1-8182, Exhibit 4.18)).
4.5*	First Amendment to Debenture Agreement dated December 23, 2002 between William H. White and Pioneer Drilling Company (Form 10-Q for quarter ended December 31, 2002 (File No. 1-8182, Exhibit 4.19)).
4.6*
Term Loan and Security Agreement dated December 23, 2002 by and between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 8-K filed January 3, 2003 (File No. 1-8182, Exhibit 5.1)).
4.7*
Collateral Installment Note dated December 23, 2002 by and between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 8-K filed January 3, 2002 (File No. 1-8182, Exhibit 5.2)).
4.8*
Consolidated Loan Agreement dated March 18, 2003 between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.9)).

4.9*	Promissory Note dated March 18, 2003 between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.10)).
4.10*	Revolving Promissory Note dated March 18, 2003 between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.11)).
4.11*
Amendment No. 1 dated March 31, 2003 to the Term Loan and Security Agreement dated December 23, 2002 between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.12)).
4.12*	Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation (Form 8-K filed April 9, 2003 (File No. 1-8182, Exhibit 4.1)).
4.13*
Registration Rights Agreement dated March 31, 2003, among Pioneer Drilling Company, WEDGE Energy Services, L.L.C., William H. White, an individual, and Chesapeake Energy Corporation (Form 8-K filed April 9, 2003 (File No. 1-8182, Exhibit 4.2)).
4.14*	Note Modification Agreement dated September 29, 2003, between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-Q filed November 6, 2003 (File No. 1-8182, Exhibit 4.3)).
4.15*	Form of Certificate representing Common Stock of Pioneer Drilling Company (Form S-8 filed November 18, 2003 (File No. 333-110569, Exhibit 4.3)).
4.16*
Amended and Restated Loan Agreement dated December 15, 2003, between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 4.1)).
4.17*
First Amendment to Amended and Restated Loan Agreement dated January 29, 2004 between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank. (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 4.1)).
4.18*	Form of Purchase Agreement dated February 13, 2004 between Pioneer Drilling Company and the several purchasers (Form S-3 filed February 24, 2004 (Reg. No. 333-113036, Exhibit 4.1)).
4.19	Irrevocable Conversion Notice and Agreement between Pioneer Drilling Company and William H. White dated July 9, 2004.
4.20	Irrevocable Conversion Notice and Agreement between Pioneer Drilling Company and WEDGE Energy Services, L.L.C. dated July 9, 2004.
5.1	Form of Opinion of Baker Botts L.L.P. regarding validity of securities being offered.
10.1*
Voting Agreement dated June 18, 1997 between Robert R. Marmor, William D. Hibbetts, Wm. Stacy Locke, Alvis L. Dowell, Charles B. Tichenor and Richard Phillips (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 9.1) ).

10.2*
Voting Agreement dated May 11, 2000 between Wm. Stacy Locke, Michael E. Little, Pioneer Drilling Company and WEDGE Energy Services, L.L.C. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 9.2)).
10.3*
Voting Agreement dated July 3, 2002 between Pioneer Drilling Company and WEDGE Energy Service, L.L.C. (See Section 1.3 of the Debenture Purchase Agreement referenced above as Exhibit 4.2)(Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.2)).
10.4*+	Executive Employment Agreement dated April 25, 1995 between Pioneer Drilling Company and Wm. Stacy Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.1)).
10.5*+
First Amendment to Executive Employment Agreement dated November 16, 1998 between Pioneer Drilling Company and Wm. Stanley Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.2)).
10.6*+
Second Amendment to Executive Employment Agreement dated August 21, 2000 between Pioneer Drilling Company and Wm. Stacy Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.4)).
10.7*+	Pioneer Drilling Company's 1995 Stock Plan and form of Stock Option Agreement (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.5)).
10.8*+	Pioneer Drilling Company's 1999 Stock Plan and form of Stock Option Agreement (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.7)).
10.9*	Subscription Agreement dated February 17, 2000 between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.8)).
10.10*	Common Stock Purchase Agreement dated May 11, 2000 between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.9)).
10.11*	Common Stock Purchase Agreement dated May 18, 2001 between Pioneer Drilling Company and WEDGE Energy Services, L.L.C. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.10)).
10.12*
Contract dated May 5, 2000 between IRI International Corporation and Pioneer Drilling Company for the purchase of two drilling rigs (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.12)).
10.13*
Equipment Lease dated effective the 8th of February, 2002 between Pioneer Drilling Services, Ltd. and International Drilling Services, Inc. (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 10.13)).
10.14*	Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation (Form 8-K filed March 31, 2003 (File No. 1-8182, Exhibit 4.1)).
10.15*	Pioneer Drilling Company 2003 Stock Plan (Form S-8 filed November 18, 2003 (File No. 333-110569, Exhibit 4.3)).
21.1*	Subsidiaries of Pioneer Drilling Company (Form 10-K filed June 28, 2004 (File No. 1-8182, Exhibit 21.1)).

23.1	Consent of KPMG LLP.
23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages of this registration statement).

*
Incorporated by reference to the filing indicated.
+
Management contract or compensatory plan or arrangement.
**
To be filed by amendment.

        (B)  Financial Statement Schedules:

        Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

ITEM 17. Undertakings

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on July 9, 2004.

PIONEER DRILLING COMPANY
By:	/s/ WM. STACY LOCKE Wm. Stacy Locke President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wm. Stacy Locke and William D. Hibbetts, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 9, 2004.

Signature	Title

/s/ WM. STACY LOCKE Wm. Stacy Locke	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ WILLIAM D. HIBBETTS William D. Hibbetts	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)
/s/ MICHAEL E. LITTLE Michael E. Little	Chairman of the Board of Directors
/s/ DEAN A. BURKHARDT Dean A. Burkhardt	Director

/s/ JAMES M. TIDWELL James M. Tidwell	Director
/s/ C. ROBERT BUNCH C. Robert Bunch	Director
/s/ C. JOHN THOMPSON C. John Thompson	Director
/s/ MICHAEL F. HARNESS Michael F. Harness	Director

INDEX TO EXHIBITS

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
2.1*
Asset Purchase Agreement dated February 14, 2001 between Mustang Drilling, Ltd., Michael T. Wilhite, Sr., Andrew D. Mills and Michael T. Wilhite, Jr. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 2.2)).
2.2*
Stock Purchase Agreement dated July 21, 2000 between Pioneer Drilling Company and the Shareholders of Pioneer Drilling Co., Inc. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 2.3)).
2.3*
Purchase Agreement dated April 30, 2001 by and between Pioneer Drilling Co., Ltd. (now known as Pioneer Drilling Services, Ltd.) and IDM Equipment, Ltd. (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 2.4)).
2.4*
Asset Purchase Agreement dated May 28, 2002 by and between United Drilling Company,
U-D Holdings, L.P. and Pioneer Drilling Services, Ltd., a Texas limited partnership (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 2.5)).
3.1*	Articles of Incorporation of Pioneer Drilling Company, as amended (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 3.1)).
3.2*	Articles of Amendment to the Articles of Incorporation of Pioneer Drilling Company (Form 10-Q for the quarter ended September 30, 2001 (File No. 1-8182, Exhibit 3.1)).
3.3*	Amended and Restated Bylaws of Pioneer Drilling Company (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 3.3)).
4.1*	Debenture Agreement dated July 3, 2002 by and between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.1)).
4.2*	Debenture Purchase Agreement dated July 3, 2002 by and between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.2)).
4.3*
Subordination Agreement dated July 3, 2002 by and between The Frost National Bank, WEDGE Energy Services, L.L.C., Pioneer Drilling Company and Pioneer Drilling Services, Ltd. (Form 8-K filed July 18, 2002 (File No. 1-8182, Exhibit 4.3)).
4.4*
First Amendment to Debenture Purchase Agreement dated December 23, 2002 between WEDGE Energy Services, L.L.C., and Pioneer Drilling Company (Form 10-Q for quarter ended December 31, 2002 (File No. 1-8182, Exhibit 4.18)).
4.5*	First Amendment to Debenture Agreement dated December 23, 2002 between William H. White and Pioneer Drilling Company (Form 10-Q for quarter ended December 31, 2002 (File No. 1-8182, Exhibit 4.19)).
4.6*
Term Loan and Security Agreement dated December 23, 2002 by and between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 8-K filed January 3, 2003 (File No. 1-8182, Exhibit 5.1)).
4.7*
Collateral Installment Note dated December 23, 2002 by and between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 8-K filed January 3, 2002 (File No. 1-8182, Exhibit 5.2)).

4.8*
Consolidated Loan Agreement dated March 18, 2003 between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.9)).
4.9*	Promissory Note dated March 18, 2003 between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.10)).
4.10*	Revolving Promissory Note dated March 18, 2003 between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.11)).
4.11*
Amendment No. 1 dated March 31, 2003 to the Term Loan and Security Agreement dated December 23, 2002 between Pioneer Drilling Services, Ltd. and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Form 10-K for the year ended March 31, 2003 (File No. 1-8182, Exhibit 4.12)).
4.12*	Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation (Form 8-K filed April 9, 2003 (File No. 1-8182, Exhibit 4.1)).
4.13*
Registration Rights Agreement dated March 31, 2003, among Pioneer Drilling Company, WEDGE Energy Services, L.L.C., William H. White, an individual, and Chesapeake Energy Corporation (Form 8-K filed April 9, 2003 (File No. 1-8182, Exhibit 4.2)).
4.14*	Note Modification Agreement dated September 29, 2003, between Pioneer Drilling Services, Ltd. and The Frost National Bank (Form 10-Q filed November 6, 2003 (File No. 1-8182, Exhibit 4.3)).
4.15*	Form of Certificate representing Common Stock of Pioneer Drilling Company (Form S-8 filed November 18, 2003 (File No. 333-110569, Exhibit 4.3)).
4.16*
Amended and Restated Loan Agreement dated December 15, 2003, between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 4.1)).
4.17*
First Amendment to Amended and Restated Loan Agreement dated January 29, 2004 between Pioneer Drilling Services, Ltd., Pioneer Drilling Company and The Frost National Bank. (Form 10-Q for the quarter ended December 31, 2003 (File No. 1-8182, Exhibit 4.1)).
4.18*	Form of Purchase Agreement dated February 13, 2004 between Pioneer Drilling Company and the several purchasers (Form S-3 filed February 24, 2004 (Reg. No. 333-113036, Exhibit 4.1)).
4.19	Irrevocable Conversion Notice and Agreement between Pioneer Drilling Company and William H. White dated July 9, 2004.
4.20	Irrevocable Conversion Notice and Agreement between Pioneer Drilling Company and WEDGE Energy Services, L.L.C. dated July 9, 2004.
5.1	Form of Opinion of Baker Botts L.L.P. regarding validity of securities being offered.
10.1*
Voting Agreement dated June 18, 1997 between Robert R. Marmor, William D. Hibbetts, Wm. Stacy Locke, Alvis L. Dowell, Charles B. Tichenor and Richard Phillips (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 9.1)).

10.2*
Voting Agreement dated May 11, 2000 between Wm. Stacy Locke, Michael E. Little, Pioneer Drilling Company and WEDGE Energy Services, L.L.C. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 9.2)).
10.3*
Voting Agreement dated July 3, 2002 between Pioneer Drilling Company and WEDGE Energy Service, L.L.C. (See Section 1.3 of the Debenture Purchase Agreement referenced above as Exhibit 4.2) (Form 8-K filed July 18, 2002(File No. 1-8182, Exhibit 4.2)).
10.4*+	Executive Employment Agreement dated April 25, 1995 between Pioneer Drilling Company and Wm. Stacy Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.1)).
10.5*+
First Amendment to Executive Employment Agreement dated November 16, 1998 between Pioneer Drilling Company and Wm. Stanley Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.2)).
10.6*+
Second Amendment to Executive Employment Agreement dated August 21, 2000 between Pioneer Drilling Company and Wm. Stacy Locke (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.4)).
10.7*+	Pioneer Drilling Company's 1995 Stock Plan and form of Stock Option Agreement (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.5)).
10.8*+	Pioneer Drilling Company's 1999 Stock Plan and form of Stock Option Agreement (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.7)).
10.9*	Subscription Agreement dated February 17, 2000 between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.8)).
10.10*	Common Stock Purchase Agreement dated May 11, 2000 between WEDGE Energy Services, L.L.C. and Pioneer Drilling Company (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.9)).
10.11*	Common Stock Purchase Agreement dated May 18, 2001 between Pioneer Drilling Company and WEDGE Energy Services, L.L.C. (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.10)).
10.12*
Contract dated May 5, 2000 between IRI International Corporation and Pioneer Drilling Company for the purchase of two drilling rigs (Form 10-K for the year ended March 31, 2001 (File No. 1-8182, Exhibit 10.12)).
10.13*
Equipment Lease dated effective the 8th of February, 2002 between Pioneer Drilling Services, Ltd. and International Drilling Services, Inc. (Form 10-K for the year ended March 31, 2002 (File No. 1-8182, Exhibit 10.13)).
10.14*	Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation (Form 8-K filed March 31, 2003 (File No. 1-8182, Exhibit 4.1)).
10.15*	Pioneer Drilling Company 2003 Stock Plan (Form S-8 filed November 18, 2003 (File No. 333-110569, Exhibit 4.3)).
21.1*	Subsidiaries of Pioneer Drilling Company (Form 10-K filed June 28, 2004 (File No. 1-8182, Exhibit 21.1)).
23.1	Consent of KPMG LLP.

23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages of this registration statement).

*
Incorporated by reference to the filing indicated.
+
Management contract or compensatory plan or arrangement.
**
To be filed by amendment.